Exhibit 99.2

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT) Av. Escola Politécnica, 760, 2nd floor				2 - DISTRICT Jaguaré
3 - ZIP CODE 05350-901		4 - CITY São Paulo		5 - STATE SP
6 - DDD (Long distance) 55 11	7 - TELEPHONE 3718-5301	8 - TELEPHONE 3718-5306	9 - TELEPHONE 3718-5465	10 - TELEX
11- DDD (Long distance) 55 11	12 - FAX 3718-5301	13 - FAX 3718-5306	14 - FAX 3718-5465
15 - E-MAIL

acao@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME Leopoldo Viriato Saboya
2 - FULL ADDRESS (Place, Number and Complement) Av. Escola Politécnica, 760, 2nd floor			3 - DISTRICT Jaguaré
4 - ZIP CODE 05350-901		5 - CITY São Paulo		6 - STATE SP
7 - DDD (long distance) 5511	8 - TELEPHONE 3718-5301	9 - TELEPHONE 3718-5306	10 - TELEPHONE 3718-5465	11 - TELEX
12 - DDD (long distance) 5511	13 - FAX 3718-5301	14 - FAX 3718-5306	15 – FAX 3718-5465
16 - E-MAIL

acao@perdigao.com.br

01.04  - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2009	12/31/2009	1	01/01/2009	03/31/2009	4	10/01/2008	12/31/2008

9 - AUDITING COMPANY KPMG Auditores Independentes				10 - CVM CODE 00418-9

11 - TECHNICAL IN CHARGE José Luiz Ribeiro de Carvalho				12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER 007.769.948-32

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 – CURRENT QUARTER 03/31/2009	2 – PREVIOUS QUARTER 12/31/2008	3 – SAME QUARTER PREVIOUS YEAR 03/31/2008
Paid-Up Capital
1 – COMMON	206,958,103	206,958,103	206,958,103
2 - PREFERRED	0	0	0
3 – TOTAL	206,958,103	206,958,103	206,958,103
In Treasury
4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 – TOTAL	430,485	430,485	430,485

01.06 — COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 – SITUATION Operational
3 - NATURE OF SHARE CONTROL National Private
4 - CODE OF ACTIVITY 1220 – Food
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATED TYPE Total
7 – TYPE OF AUDITOR’S REPORT

No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 — DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	RCA	04/11/2008	Interest on Shareholder’s	02/27/2009	Common	0.12000000000

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

01.09 — PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 — INVESTOR RELATIONS DIRECTOR

1 – DATE 05/14/2009	2 – SIGNATURE

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS  (in thousands of Brazilian Reais)

1 - Code	2 – Description	3- 03/31/2009	4- 12/31/2008
1	Total Assets	10,442,462	6,403,008
1.01	Current Assets	4,234,563	1,059,572
1.01.01	Cash, Banks and Investments	749,221	71,706
1.01.01.01	Cash and Cash Equivalents	122,109	29,588
1.01.01.02	Short-term investments	627,112	42,118
1.01.02	Credits	1,407,065	308,294
1.01.02.01	Trade accounts receivable	1,407,065	308,294
1.01.02.02	Other credits	0	0
1.01.03	Inventories	1,331,243	286,560
1.01.04	Others	747,034	393,012
1.01.04.01	Dividends and Interest on Shareholders’ Equity	26	5
1.01.04.02	Recoverable Taxes	479,749	337,231
1.01.04.03	Deferred Taxes	2,500	5,728
1.01.04.04	Notes Receivable	45,995	26,897
1.01.04.05	Others	178,857	22,226
1.01.04.06	Prepaid Expenses	39,907	925
1.02	Noncurrent Assets	6,207,899	5,343,436
1.02.01	Noncurrent assets	546,253	377,263
1.02.01.01	Credits	9,811	3,329
1.02.01.01.01	Trade accounts receivable	9,811	3,329
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	536,442	373,934
1.02.01.03.01	Long-term cash investments	0	155
1.02.01.03.02	Recoverable taxes	138,765	111,021
1.02.01.03.03	Deferred Taxes	289,274	213,931
1.02.01.03.04	Notes Receivable	55,884	16,157
1.02.01.03.05	Legal Deposits	24,474	11,792
1.02.01.03.06	Property for sale	5,208	2,241
1.02.01.03.07	Other Receivables	21,665	18,422
1.02.01.03.08	Prepaid Expenses	1,172	215
1.02.02	Permanent Assets	5,661,646	4,966,173
1.02.02.01	Investments	1,206,806	2,858,351
1.02.02.01.01	Equity in Affiliates	242,161	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

1.02.02.01.03	Equity in Subsidiaries	963,625	2,857,774
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	1,020	577
1.02.02.02	Fixed Assets	2,775,184	642,456
1.02.02.03	Intangible	1,520,488	1,453,713
1.02.02.04	Deferred	159,168	11,653

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 – Description	3- 03/31/2009	4- 12/31/2008
2	Total Liabilities	10,442,462	6,403,008
2.01	Current Liabilities	3,192,848	1,217,093
2.01.01	Short term Debt	1,757,821	720,642
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	908,772	340,535
2.01.04	Taxes, Charges and Contribution	60,619	26,574
2.01.04.01	Tax Obligations	29,974	19,578
2.01.04.02	Social Contributions	30,645	6,996
2.01.05	Dividends Payable	32	32
2.01.06	Provisions	103,256	22,039
2.01.06.01	Provisions for vacations & 13th salary	103,256	22,039
2.01.07	Debts with Associates	2,062	58,552
2.01.08	Others	360,286	48,719
2.01.08.01	Payroll	37,339	3,781
2.01.08.02	Interest on Company Capital	375	23,295
2.01.08.03	Management/Employees’ profit Sharing	0	10,358
2.01.08.04	Other Obligations	322,572	11,285
2.02	Long-term Liabilities	3,358,685	1,048,289
2.02.01	Long-term Liabilities	3,358,685	1,048,289
2.02.01.01	Long term Debt	3,107,585	879,023
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	184,816	104,377
2.02.01.03.01	Provision for contingencies	184,816	104,377
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	66,284	64,889
2.02.01.06.01	Taxes and social obligation	10,395	8,121
2.02.01.06.02	Deferred Taxes	44,991	49,575
2.02.01.06.03	Others	10,898	7,193
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	3,890,929	4,137,626
2.05.01	Paid-in Capital	3,445,043	3,445,043
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	730,712	730,712

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

2.05.04.01	Legal	66,201	66,201
2.05.04.02	Statutory	0	0
2.05.04.03	For Contigencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	664,511	664,511
2.05.04.07.01	Expansion Reserves	505,070	505,070
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Equity Valuation Adjustments	(43,688)	(38,129)
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Retained Adjustments of Conversion	0	0
2.05.05.03	Business Combination Adjustments	(43,688)	(38,129)
2.05.06	Accumulated Earnings/ Losses	(241,138)	0
2.05.07	Advance for future capital increase	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
3.01	Gross Sales	1,583,674	1,583,674	0	0
3.01.01	Domestic market	1,057,692	1,057,692	0	0
3.01.02	Exports	525,982	525,982	0	0
3.02	Sales Deductions	(224,498)	(224,498)	0	0
3.03	Net Sales	1,359,176	1,359,176	0	0
3.04	Cost of Sales	(1,079,721)	(1,079,721)	0	0
3.05	Gross Profit	279,455	279,455	0	0
3.06	Operating Income/Expenses	(531,352)	(531,352)	54,987	54,987
3.06.01	Selling Expenses	(197,622)	(197,622)	0	0
3.06.02	General And Administrative	(23,824)	(23,824)	(1,861)	(1,861)
3.06.02.01	Administrative	(21,439)	(21,439)	(827)	(827)
3.06.02.02	Management Compensation	(2,385)	(2,385)	(1,034)	(1,034)
3.06.03	Financial	(4,422)	(4,422)	13,412	13,412
3.06.03.01	Financial Income	(30,788)	(30,788)	13,228	13,228
3.06.03.02	Financial Expenses	26,366	26,366	184	184
3.06.04	Other Operating Income	83,756	83,756	0	0
3.06.05	Other Operating Expenses	(105,732)	(105,732)	0	0
3.06.06	Equity Pick-up	(283,508)	(283,508)	43,436	43,436
3.07	Operating Income	(251,897)	(251,897)	54,987	54,987
3.08	Non-operating Income	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	(251,897)	(251,897)	54,987	54,987
3.10	Provision for Income Tax And Social Contribution	(65,940)	(65,940)	(2,789)	(2,789)
3.11	Deferred Income Tax	76,699	76,699	(1,183)	(1,183)
3.12	Statutory Participations / Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0	0
3.15	Net Income In Fiscal Year	(241,138)	(241,138)	51,015	51,015
	Number of Shares (Ex-treasury)	206,527,618	206,527,618	206,527,618	206,527,618
	Earnings Per Share	0	0	0,24701	0,24701
	Loss Per Share	(1,16758)	(1,16758)	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
4.01	Net cash provided by (used in) operating activities	259,854	259,854	(82,590)	(82,590)
4.01.01	Net Income for the year	(241,138)	(241,138)	51,015	51,015
4.01.02	Changes in operating assets and liabilities	121,465	121,465	(80,471)	(80,471)
4.01.02.01	Trade accounts receivable	424,003	424,003	0	0
4.01.02.02	Inventories	42,313	42,313	0	0
4.01.02.03	Trade accounts payable	(102,870)	(102,870)	(2,012)	(2,012)
4.01.02.04	Contingencies	(2,874)	(2,874)	0	0
4.01.02.05	Payroll and related charges payable	(239,107)	(239,107)	(78,459)	(78,459)
4.01.03	Others	379,527	379,527	(53,134)	(53,134)
4.01.03.01	Minority shareholders	0	0	0	0
4.01.03.02	Depreciation, amortization and depletion	53,605	53,605	0	0
4.01.03.03	Amortization of goodwill	0	0	0	0
4.01.03.04	Gain on permanent asset disposals	64,385	64,385	0	0
4.01.03.05	Deferred income tax	(15,018)	(15,018)	1,183	1,183
4.01.03.06	Provision/reversal for contingencies	7,376	7,376	0	0
4.01.03.07	Other provisions	56,928	56,928	0	0
4.01.03.08	Exchange variations and interest	(71,257)	(71,257)	(10,881)	(10,881)
4.01.03.09	Summer Plan effects	0	0	0	0
4.01.03.10	Equity pick-Up	283,508	283,508	(43,436)	(43,436)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

4.02	Net cash (used in) provided by investing activities	(230,927)	(230,927)	(486,354)	(486,354)
4.02.01	Cash investments	(307,487)	(307,487)	(33,288)	(33,288)
4.02.02	Redemption of cash investments	99,522	99,522	444,817	444,817
4.02.03	Additions to property, plant and equipment	(76,956)	(76,956)	0	0
4.02.04	Acquisitions/formation period of breeding stock	(21,861)	(21,861)	0	0
4.02.05	Disposal of fixed assets	586	586	0	0
4.02.06	Business acquisition, net	0	0	(767,621)	(767,621)
4.02.07	Additions to deferred charges	0	0	0	0
4.02.08	Other Investments, net	0	0	(100,762)	(100,762)
4.02.09	Advance for future capital increase	45	45	(37,503)	(37,503)
4.02.10	Interest on shareholders’ equity received	0	0	8,003	8,003
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of merged company	75,224	75,224	0	0
4.03	Net cash (used in) provided by financing activities	63,594	63,594	(29,211)	(29,211)
4.03.01	Debt issuance	392,707	392,707	0	0
4.03.02	Repayment of debt (principal and interest)	(304,330)	(304,330)	0	0
4.03.03	Capital increase	0	0	33,489	33,489
4.03.04	Dividends and interest on shareholders’ equity paid	(24,783)	(24,783)	(62,700)	(62,700)
4.03.05	Capital distribution to minority shareholders	0	0	0	0
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Net (decrease) increase in cash	92,521	92,521	(598,155)	(598,155)
4.05.01	At the beginning of the year	29,588	29,588	646,544	646,544
4.05.02	At the end of the year	122,109	122,109	48,389	48,389

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2009 TO 03/31/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.04	Profit/Loss In Fiscal Year	0	0	0	0	(241,138)	0	(241,138)
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(5,559)	(5,559)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(5,559)	(5,559)
5.08	Increase (Decrease) in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition/Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	3,445,043	0	0	730,712	(241,138)	(43,688)	3,890,929

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2009 TO 03/31/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.04	Profit/Loss In Fiscal Year	0	0	0	0	(241,138)	0	(241,138)
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(5,559)	(5,559)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(5,559)	(5,559)
5.08	Increase (Decrease) in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

5.13	Final Balance	3,445,043	0	0	730,712	(241,138)	(43,688)	3,890,929

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 03/31/2009	4- 12/31/2008
1	Total Assets	10,892,799	11,219,547
1.01	Current Assets	5,658,990	5,985,143
1.01.01	Cash, Banks and Investments	1,803,166	1,976,004
1.01.01.01	Cash and Cash Equivalents	1,070,409	1,233,455
1.01.01.02	Short term Investments	732,757	742,549
1.01.02	Credits	1,315,340	1,378,046
1.01.02.01	Trade Accounts Receivable	1,315,340	1,378,046
1.01.02.02	Other credits	0	0
1.01.03	Inventories	1,604,062	1,688,995
1.01.04	Others	936,422	942,098
1.01.04.01	Recoverable Taxes	598,544	576,337
1.01.04.02	Deferred Taxes	10,555	127,262
1.01.04.03	Notes Receivable	45,738	48,746
1.01.04.04	Others	214,636	121,618
1.01.04.05	Prepaid Expenses	66,949	68,135
1.02	Noncurrent Assets	5,233,809	5,234,404
1.02.01	Noncurrent assets	625,226	597,134
1.02.01.01	Credits	10,257	11,578
1.02.01.01.01	Trade Accounts Receivable	10,257	11,578
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	614,969	585,556
1.02.01.03.01	Long-term Cash Investments	0	155
1.02.01.03.02	Taxes Receivable	164,081	147,490
1.02.01.03.03	Deferred Taxes	335,488	323,399
1.02.01.03.04	Notes Receivable	55,884	54,889
1.02.01.03.05	Legal Deposits	26,116	23,313
1.02.01.03.06	Property for sale	5,208	5,770
1.02.01.03.07	Others	26,789	29,017
1.02.01.03.08	Prepaid Expenses	1,403	1,523
1.02.02	Permanent Assets	4,608,583	4,637,270
1.02.02.01	Investments	1,028	1,028
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Subsidiaries	0	0
1.02.02.01.03	Other Investments	1,028	1,028
1.02.02.02	Fixed Assets	2,899,278	2,918,458
1.02.02.03	Intangible	1,544,685	1,545,732
1.02.02.04	Deferred Charges	163,592	172,052

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 03/31/2009	4- 12/31/2008
2	Total Liabilities	10,892,799	11,219,547
2.01	Current Liabilities	3,121,963	3,080,860
2.01.01	Short term Debt	1,799,594	1,642,221
2.01.02	Debentures	4,186	4,185
2.01.03	Suppliers	1,018,250	1,083,385
2.01.04	Taxes and Contribution	71,525	100,873
2.01.04.01	Tax Obligations	38,658	66,578
2.01.04.02	Social Contributions	32,867	34,295
2.01.05	Dividends Payable	32	32
2.01.06	Provisions	107,500	104,378
2.01.06.01	Provisions for vacations & 13th salaries	107,500	104,378
2.01.07	Debts with Associates	0	0
2.01.08	Others	120,876	145,786
2.01.08.01	Payroll	38,599	34,508
2.01.08.02	Interest Over Company Capital	354	23,295
2.01.08.03	Management/Employees’ Profit Sharing	0	17,893
2.01.08.04	Other Obligations	81,923	70,090
2.02	Noncurrent Liabilities	3,890,924	4,027,373
2.02.01	Noncurrent Liabilities	3,890,924	4,027,373
2.02.01.01	Long term Debt	3,599,737	3,717,616
2.02.01.02	Debentures	2,078	2,076
2.02.01.03	Provisions	187,327	186,362
2.02.01.03.01	Provisions for contingencies	187,327	186,362
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	101,782	121,319
2.02.01.06.01	Taxes and Social Obligations	11,678	20,056
2.02.01.06.02	Deferred Taxes	63,973	68,957
2.02.01.06.03	Other liabilities	26,131	32,306
2.03	Deferred income	0	0
2.04	Minority Interest	819	696
2.05	Shareholders’ equity	3,879,093	4,110,618
2.05.01	Paid-in Capital	3,445,043	3,445,043
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

2.05.04	Profit Reserves	718,876	703,704
2.05.04.01	Legal	66,201	66,201
2.05.04.02	Statutory	0	0
2.05.04.03	For Contigencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	652,675	637,503
2.05.04.07.01	Expansion Reserves	505,070	505,070
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profit	(11,836)	(27,008)
2.05.05	Equity Valuation Adjustments	(43,688)	(38,129)
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Retained Adjustments of Conversion	0	0
2.05.05.03	Business Combination Adjustments	(43,688)	(38,129)
2.05.06	Accumulated Earnings/ Losses	(241,138)	0
2.05.07	Advance for future capital increase	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

09.01 - STATEMENT OF INCOME — CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
3.01	Gross Sales	3,035,463	3,035,463	2,846,699	2,846,699
3.01.01	Domestic Market	1,887,152	1,887,152	1,742,694	1,742,694
3.01.02	Exports	1,148,311	1,148,311	1,104,005	1,104,005
3.02	Sales Deductions	(432,414)	(432,414)	(384,950)	(384,950)
3.03	Net Sales	2,603,049	2,603,049	2,461,749	2,461,749
3.04	Cost of Sales	(2,067,995)	(2,067,995)	(1,925,301)	(1,925,301)
3.05	Gross Profit	535,054	535,054	536,448	536,448
3.06	Operating Income/Expenses	(652,589)	(652,589)	(495,896)	(495,896)
3.06.01	Selling Expenses	(488,492)	(488,492)	(401,105)	(401,105)
3.06.02	General and Administrative	(42,465)	(42,465)	(44,349)	(44,349)
3.06.02.01	Administrative	(37,221)	(37,221)	(40,729)	(40,729)
3.06.02.02	Management Fees	(5,244)	(5,244)	(3,620)	(3,620)
3.06.03	Financial	(100,316)	(100,316)	(34,529)	(34,529)
3.06.03.01	Financial Income	2,042	2,042	96,672	96,672
3.06.03.02	Financial Expenses	(102,358)	(102,358)	(131,201)	(131,201)
3.06.04	Other Operating Income	99,859	99,859	13,984	13,984
3.06.05	Other Operating Expenses	(121,175)	(121,175)	(29,897)	(29,897)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	(117,535)	(117,535)	40,552	40,552
3.08	Non-operating Income	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	(117,535)	(117,535)	40,552	40,552
3.10	Current Income Tax and Social Contribution	(8,646)	(8,646)	(14,685)	(14,685)
3.11	Deferred Income Tax and Social Contribution	(99,634)	(99,634)	29,703	29,703
3.12	Statutory Participations / Contributions	0	0	(4,452)	(4,452)
3.12.01	Profit Sharing	0	0	(4,452)	(4,452)
3.12.01.01	Employees’ Profit Sharing	0	0	(3,606)	(3,606)
3.12.01.02	Management Profit Sharing	0	0	(846)	(846)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0	0
3.14	Minority Interest	(151)	(151)	(109)	(109)
3.15	Net Income In Fiscal Year	(225,966)	(225,966)	51,009	51,009
	Number of Shares (Ex-treasury)	206,527,618	206,527,618	206,527,618	206,527,618
	Earnings Per Share	0	0	0,24698	0,24698
	Loss Per Share	(1,09412)	(1,09412)	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.01 - STATEMENT OF CASH FLOWS — CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
4.01	Net cash provided by (used in) operating activities	(23,953)	(23,953)	(218,677)	(218,677)
4.01.01	Net Income for the year	(225,966)	(225,966)	51,009	51,009
4.01.02	Changes in operating assets and liabilities	(138,840)	(138,840)	(399,416)	(399,416)
4.01.02.01	Trade accounts receivable	12,130	12,130	28,976	28,976
4.01.02.02	Inventories	87,649	87,649	(218,615)	(218,615)
4.01.02.03	Trade accounts payable	(60,028)	(60,028)	(80,045)	(80,045)
4.01.02.04	Contingencies	(3,138)	(3,138)	(2,977)	(2,977)
4.01.02.05	Payroll and related charges payable	(175,453)	(175,453)	(126,755)	(126,755)
4.01.03	Others	340,853	340,853	129,730	129,730
4.01.03.01	Minority shareholders	151	151	109	109
4.01.03.02	Depreciation, amortization and depletion	119,788	119,788	93,283	93,283
4.01.03.03	Amortization of goodwill	0	0	14,503	14,503
4.01.03.04	Gain on permanent asset disposals	48,649	48,649	13,309	13,309
4.01.03.05	Deferred income tax	101,757	101,757	(26,760)	(26,760)
4.01.03.06	Provision/reversal for contingencies	698	698	122	122
4.01.03.07	Other provisions	9,132	9,132	9,162	9,162
4.01.03.08	Exchange variations and interest	60,678	60,678	26,002	26,002
4.01.03.09	Summer Plan effects	0	0	0	0
4.01.03.10	Equity pick-Up	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

4.02	Net cash (used in) provided by investing activities	(126,606)	(126,606)	(685,428)	(685,428)
4.02.01	Cash investments	(549,178)	(549,178)	(438,271)	(438,271)
4.02.02	Redemption of cash investments	571,920	571,920	703,166	703,166
4.02.03	Additions to property, plant and equipment	(120,523)	(120,523)	(143,173)	(143,173)
4.02.04	Acquisitions/formation period of breeding stock	(46,243)	(46,243)	(48,466)	(48,466)
4.02.05	Disposal of fixed assets	17,418	17,418	6,650	6,650
4.02.06	Business acquisition, net	0	0	(750,151)	(750,151)
4.02.07	Additions to deferred charges	0	0	(15,183)	(15,183)
4.02.08	Other Investments, net	0	0	0	0
4.02.09	Advance for future capital increase	0	0	0	0
4.02.10	Interest on shareholders’ equity received	0	0	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.03	Net cash (used in) provided by financing activities	(12,487)	(12,487)	227,561	227,561
4.03.01	Debt issuance	503,109	503,109	701,314	701,314
4.03.02	Repayment of debt (principal and interest)	(490,813)	(490,813)	(444,542)	(444,542)
4.03.03	Capital increase	0	0	33,489	33,489
4.03.04	Dividends and interest on shareholders’ equity paid	(24,783)	(24,783)	(62,700)	(62,700)
4.03.05	Capital distribution to minority shareholders	0	0	0	0
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Net (decrease) increase in cash	(163,046)	(163,046)	(676,544)	(676,544)
4.05.01	At the beginning of the year	1,233,455	1,233,455	1,108,028	1,108,028
4.05.02	At the end of the year	1,070,409	1,070,409	431,484	431,484

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2009 TO 03/31/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	(27,008)	(38,129)	4,110,618
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	(27,008)	(38,129)	4,110,618
5.04	Profit/Loss In Fiscal Year	0	0	0	0	(225,966)	0	(225,966)
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(5,559)	(5,559)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(5,559)	(5,559)
5.08	Increase (Decrease) in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	3,445,043	0	0	730,712	(252,974)	(43,688)	3,879,093

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2009 TO 03/31/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	(27,008)	(38,129)	4,110,618
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	(27,008)	(38,129)	4,110,618
5.04	Profit/Loss In Fiscal Year	0	0	0	0	(225,966)	0	(225,966)
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(5,559)	(5,559)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(5,559)	(5,559)
5.08	Increase (Decrease) in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	3,445,043	0	0	730,712	(252,974)	(43,688)	3,879,093

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

1.              THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the southern State of Santa Catarina, Perdigão S.A. and its subsidiaries (collectively “the Company”) is one of Brazil’s largest Companies in food sector. With focus in raising, producing and slaughtering of poultry, pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables, dairy products and soybean derivatives, the Company produces more than 2,500 items, including:

•                  Frozen whole chicken and chicken, turkey, pork and beef cuts;

•                  Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•                  Hamburgers, steaks, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•                  Milk and diary products;

•                  Juices, soy milk and soy juices;

•                  Margarine and;

•                  Soy meal and refined soy flour, as well as animal feed.

The Company operates 25 meat processing plants, 15 milk and dairy processing plants, 1 margarine processing plant and 1 soybean processing plant distributed in the following states within Brazil: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, São Paulo, Mato Grosso, Mato Grosso do Sul, Pernambuco, Rio de Janeiro, Minas Gerais and Bahia.  The subsidiary Plusfood Groep B.V. operates 3 meat processing plants, distributed in the United Kingdom, The Netherlands and Romania.  In addition, the company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates and one cheese processing plant in Argentine.

The domestic distribution network uses 28 distribution centers in 13 Brazilian states and the Federal District and one distribution center in Europe, selling products to 100,000 supermarkets, retail and wholesale markets, food service and others, exporting to more than 110 countries.

Among others, the Company sells its products under the brands Perdigão, Perdix, Chester®,  Borella, Batavo, Elegê, Cotochés, Halal, Sulina, Toque de Sabor, Doriana, Claybon, Delicata, Escolha Saudável, Pense Light, Bio Fibras, Naturis, Ouro, Confidence, Fazenda, Confiança, Unef, Alnoor and Nabrasa and the expression Turma da Mônica (licensed).

The Company’s shares are traded at Bolsa de Valores de São Paulo (Bovespa) and the Company has joined Bovespa’s special corporate governance level “new market” (novo Mercado). The Company’s shares are also traded on the New York Stock Exchange (NYSE) through Level III American Depositary Receipts (ADRs).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

a)     Subsidiaries and Participation on 03.31.09:

Note: the Companies with no indication of percentage of participation are, directly or indirectly, wholly-owned subsidiaries of Perdigão S.A.

The sub-holding Acheron Beteiligung-sverwaltung GMBH has direct subsidiaries in Madeira Island - Portugal, whose goal is to operate in the European market to allow the increase in participation in that market that is regulated by a system based on import quotas for chicken and turkey. Investment in subsidiaries amounted to R$785.

b)     Acquisitions and corporate reorganization

The Company is going through a moment of significant changes in light of its sustainable growth plan, started in 2006, and which is based on several acquisitions of companies and entry into new business.

As result of these acquisitions, the Company has grown and diversified its business, increasing its share in the market of chicken and pork meats and entering into the milk, margarine and beef market.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

The acquired companies are as follows:

Company	Activity	Acquisition Year	Status
Eleva Alimentos	Diary / Meat	2008	Merged on 04.30.08
Cotochés	Diary	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A	Diary	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged 08.01.07
Ava Com. Represent.	Margarines	2007	Merged on 08.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 07.03.06

Within this process of growth, the Company has had a comprehensive corporate reorganization at its structure and business, which was aimed at maintaining the sustainability of the Company’s business through the simplification of its corporate structure and the cost reduction of operation, tax and financing, and those related to the reorganization of its operational activities.

In continuation to this process of corporate reorganization:

a.               On 03.09.09, the principal operating subsidiary Perdigão Agroindustrial S.A. was merged into the Company, through approval obtained in the Extraordinary Shareholders’ Meeting, the total of net assets merged was:

09.30.08

Current assets	2,630,517
Non current assets	135,176
Fixed assets	3,480,970
Current liabilities	(1,892,484)
Non current liabilities	(1,718,297)
Net assets	2,635,882

b.              On 03.31.09, the subsidiary Sino dos Alpes leased its plant to the Parent Company for the manufacture of products for small volumes.

2.              BASE FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS AND FIRST-TIME ADOPTION OF LAW 11.638/07 AND PROVISIONAL ACT n.449/08

The financial statements of the Company and its subsidiaries are presented in thousand of Reais and were prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporate Law (Law no. 6,404/76), which includes the new provisions introduced, amended and revoked by the Law no. 11.638 dated 12.28.07 and by the Provisional Act no. 449 dated 12.03.08, regulations and rules issued by Brazilian Securities Commission — CVM and accounting standards issued by IBRACON — Brazilian Institute of Independent Auditors.

The Law no. 11.638/07 and Provisional Act no. 449 mainly objective is to update the Brazilian corporate law so it enables the convergence of accounting practices adopted in Brazil to the International Financial Accounting Reporting Standards - IFRS issued by International Accounting

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

Standards Board — IASB, and to allow CVM to issue new standards and procedures, based on IFRS.

For comparison of the result obtained in the three-month period ended 03.31.09, the effects on the result of the same period in the previous year are:

	Parent Company as of 03.31.08
	Shareholders’ equity	Income Statement
Reported values according to Law no 6.404/76	4,225,979	51,015
Equity pick-up	(8,136)	(10,367)
Reported values according to Law 11.638/07 and Provisional Act 449/08	4,217,843	40,648

	Consolidated as of 03.31.08
	Shareholders’ equity	Income statement
Reported values according to Law no 6.404/76	4,222,031	51,009
Financial instruments at market value (available for sale)	1,780	—
Financial instruments at market value	2,541	2,541
Capital leases	474	23
Adjustments to present value of rights	(20,676)	(20,676)
Adjustments to present value of liabilities	7,486	7,486
Tax effects	5,341	5,341
Reported values according to Law 11.638/07 and Provisional Act 449/08	4,218,977	45,724

3.              SUMMARY OF MAIN ACCOUNTING PRACTICES

a)              Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries. All intercompany transactions were eliminated upon consolidation, including the unrealized profits due to the transactions between Companies and including the eliminations of their charges and taxes. The participation of non-controlling shareholders is recorded separately.

The Company applied in its financial statements the new CVM Resolution no. 534/08, which approved in 01.29.08 the technical pronouncement CPC 02, Conversion of financial statements. According to this new resolution, the following criteria must be applied to the consolidation of subsidiaries abroad:

•                  Functional and Presentation Currency: financial statements of each subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. Financial Statements of subsidiaries abroad are converted to Reais based on its functional currency;

•                  Investments: investments in subsidiaries are accounted for by the equity method. Other investments are recorded at acquisition cost and deducted by provision losses, when it is applicable. The financial statements of subsidiaries abroad are converted to Reais based on its functional currency;

•                  Exchange Rate on Investments: the values of gains and losses arising from exchange rate

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

on investments in subsidiaries abroad, at the amount R$(39,591) on 03.31.2009 (R$16,769 on 03.31.2008) are booked in the financial revenue and expenses account in the income statement (note 19). The exchange rate variation related to the interest on the subsidiary Plusfood Groep B.V. and its subsidiaries was recorded in the account equity valuation adjustments in the shareholders’ equity group.

b)             Cash and cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4). Cash investments, by their very nature, are already measured to fair value through the result.

c)              Cash investments: these are financial assets and they are mainly represented by public and private fixed income securities. Their classification and registration are made in accordance with the purposes for which they were acquired, as follows:

(i) Held for Trading, if they are purchased for the purpose of sale or repurchase in short term: they are first booked for its fair value and its variations, as well as monetary and exchange rate variations when applicable, are accounted directly in the results under the heading of financial revenues or expenses;

(ii) Held to Maturity, if the company has the positive intent and ability to hold them to maturity: they are recorded at the acquisition cost. Interest and monetary variation are recognized in the results, when incurred, under the heading of financial revenues or expenses;

(iii) Available for Sale, which includes all financial assets that do not qualify in the categories (i) and (ii) above: they are initially measured at fair value and its variations are booked in shareholders equity, under the heading of equity valuation adjustments until it is not realized, net of tax. Interest and monetary variation are recognized in the result, when incurred, under the heading of financial revenues or expenses.

d)             Adjustment to present value: the Company measured the adjustment to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets and trade accounts payable, social and taxes obligations, and other liabilities The discount rate applied is based on the weighted average cost of capital (WACC), which considers the value of money over time and the specific risks to assets and liabilities, so the rate is the one that better reflects the Company’s estimate. This rate reflects the actual market assessments in which the Company operates and it corresponded to 14.0% p.y. on 03.31.09 (10.6% p.y. on 12.31.08).

e)              Trade Accounts Receivable: they are recorded by the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on risk analysis, which considers the estimated realization and take into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not ask for collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).

f)                Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provision for obsolescence, for market value adjustments, for deterioration and slow moving, are made when applicable (Note 7).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

g)             Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution (CSLL), as well as the impacts of temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

h)             Investments: the investments in foreign or domestic Companies are accounted for under the equity method.  Goodwill is also recorded within investments. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

i)                 Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated up to 12.31.95, and further adjusted by revaluation (last occurred in 1990), based on evaluation reports issued by independent appraisers, less accumulated depreciation. The corresponding revaluation reserve has already been written-off in prior years. In accordance with CVM Deliberation 193/1996 and CVM Release 01/2007, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on utilization, and charged to the results (Note 11).

Breeding stock is recorded as fixed assets and during the formation period of approximately six months, the costs of labor, feed and medication are allocated thereto.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

The Law no. 11.638/07 and Provisional Act no. 449/08 require impairment test to be made annually to all assets included in this subgroup, or whenever there is evidence of loss, since no item should be recorded as a fixed asset for a value higher than the realizable value, either by sale or by use (the highest of them). The Company evaluated the fixed assets and has not identified losses to be recorded for realizable value lower than the carrying value.

j)                 Intangible: the intangible assets do not have physical substance, are separable and arise from contractual or other legal rights. The Company recorded in this group the goodwill based on the expectation of future profitability, which represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the expectation of future profitability is was amortized over the extension and proportion of the projected results until 10 (ten) years until 12.31.08 and from 01.01.09 they are no longer amortized, but should only be subjected to annual test for analysis of the loss of its recoverable amount, in compliance to the technical pronouncement CPC 01 (note 12).

The recoverability of the goodwill was evaluated for 2008 on a consolidated basis, as this the way used by the decision-maker to review the total assets of the Company. As a result, no provision for losses was identified.

k)              Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the results of the Company in future years. Deferred

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

charges are amortized over the estimated period during which these projects contribute to the Company’s results (Note 13) and from 01.01.09 capitalization under this heading are no longer allowed and existing expenses are tested for impairment whenever there is evidence of loss as determined in CPC 01.

l)                 Provisions for contingencies: a provision is recognized when, based on the opinion of management its internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable can be reasonably estimated and it is probable that an outflow of cash will be required to settle the obligation. The balances of provisions for contingencies are shown net of the judicial deposits related to the prosecutions (Note 16a).

m)           Leases: lease transactions that transfer substantially all the risks and rewards incidental to ownership are classified as finance lease. If the lease does not transfer substantially all the risks and rewards incidental to ownership, it is classified as an operating lease.

Finance lease contracts are recognized as fixed assets and as liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded in fixed assets are depreciated and the interests included in liabilities shall be charged as expenses during the contract period. Operating leases shall be recognized as an expense over the period of contract (note 15).

n)             Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and its fair value is determined based on market values at the closing date of the balance sheet. Initial measurement of these financial liabilities are made at its fair value, and they are classified as loans, with counterparts to of financial revenues and expenses, cash flow hedge, which are booked in equity by the amount net of tax effects.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and they must be: (i) highly correlated with regard to changes in its market value related to the market value of the item that is being protected, both at the beginning and over the life of the contract (effectiveness among 80% and 125%); (ii) must have identification documents of the transaction, the risk subjected to hedge, the risk management process and the methodology used in assessing the effectiveness; and (iii) considered effective in reducing the risk associated with exposure to be protected. Recording of hedges is done under the Technical Pronouncement CPC 14 which permits the protection accounting methodology (Hedge Accounting) and its effects on measurement of the shareholders equity fair value. The Company opted to apply this methodology for its hedge operations which met the criteria described above (note 18g).

o)             Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits to employees in accordance with the criteria laid down by CVM Deliberation No. 371. Actuarial gains and losses are recognized as income or expense on the basis of a report prepared by independent experts actuarial.

The contributions made by sponsors are recognized as expense for the year (note 23).

p)             Determination of income: income and expenses are recognized based on the accrual method of accounting.

q)             Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

06.01 — EXPLANATORY NOTES

evidence of the sales transaction exists and when collectability is reasonably assured.  Revenue is not recognized if there are significant uncertainties as to its realization.

r)                Profit Sharing of Management and Employees: employees are entitled to profit sharing when certain goals established annually are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (Note 22).

s)              Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the results. The shipping and handling costs amounted to R$309,600 (R$251,704 on 03.31.2008).

t)                Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$15,763 (R$24,686 on 03.31.2008).

u)             Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred. The total amount of R&D expenses was R$3,217 (R$3,657 on 03.31.2008).

v)            Earnings per share: calculated based on shares outstanding at the balance sheet date.

w)           Interest on shareholders’ equity: interests on shareholders’ equity received and or paid/accrued are recorded as financial income and expense, respectively. For presentation of the financial statements considering that interest on shareholders’ equity are in essence dividends, it was reclassified to investments and retained earnings respectively in order not to have an impact on income, except for the tax benefits recognized in the income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established in Law No. 9249/98 which are based on the application of the long term interest rate — TJLP — on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

x)               Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s analysis, the currently provision for environmental costs recorded is sufficient to cover these costs.

y)             Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo and Bahia state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly in the result as other operating income.

z)               Translation of Foreign Currency: as mentioned in the item a, assets and liabilities of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all income statement accounts are translated based on the average monthly rates.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

Final rates	03.31.09	03.31.08	12.31.08
US$ Dollar	2.3152	1.7491	2.3370
Euro (€)	3.0783	2.7606	3.2382
Pound (£)	3.3259	3.4686	3.4151

Average rates	03.31.09	03.31.08	12.31.08
US$ Dollar	2.3138	1.7076	2.3944
Euro (€)	3.0229	2.6516	3.2317
Pound (£)	3.2836	3.4181	3.5571

aa)        Use of Estimates: when preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates were based on management’s assessment using the best available information, actual results could differ from those estimates. The Company reviews the assumptions used in the accounting estimates at least annually.

4.              CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Local currency:
Cash and banks	54,066	14,878	76,279	66,531
Highly liquid investments	47,135	3,700	47,135	44,900
	101,201	18,578	123,414	111,431
Foreign currency: (*)
Cash and banks	5,532	8,275	292,534	421,854
Highly liquid investments	15,376	2,735	654,461	700,170
	20,908	11,010	946,995	1,122,024
	122,109	29,588	1,070,409	1,233,455

(*) Mainly U.S. dollars

The investments in local currency refer basically to Bank Deposit Certificate (“CDB”) and Investment Funds, and are remunerated at the Certificates of Interbank Deposits (“CDI”) fluctuation rate.

The investments in foreign currency refer basically to Overnight and Time Deposit, bear interest at prefixed rate and Interbank Deposit Certificate (“CDI”).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

5.              SHORT AND LONG TERM INVESTMENTS

		WATM	Parent Company		Consolidated
	Due date	(*)	03.31.09	12.31.08	03.31.09	12.31.08
Bank Deposit Certificates – CDB	From May 2009 to March 2012	1.5	626,848	42,010	650,851	660,144

Capitalization Equity	From July to November 2009	0.5	264	263	264	263

Brazilian Treasury Notes	From June to October 2009	0.6	—	—	81,642	82,297
			627,112	42,273	732,757	742,704

Current			627,112	42,118	732,757	742,549
Non-current			—	155	—	155

(*) Weighted average term maturity (years).

Bank Deposit Certificate (“CDB”) are denominated in Reais and bear interest at a rate between 98% and 105.5% of the Interbank Deposit Certificate (“CDI”) fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average prefixed and post fixed interest.

6.              TRADE ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Current
Domestic trade accounts receivable	545,564	286,954	563,597	695,281
Foreign trade accounts receivable	885,004	29,026	776,534	705,638
(-) Adjustment to present value	(14,650)	(4,449)	(14,650)	(11,793)
(-) Allowance for doubtful accounts	(8,853)	(3,237)	(10,141)	(11,080)
	1,407,065	308,294	1,315,340	1,378,046
Non-current
Domestic trade accounts receivable	30,745	6,203	33,040	29,175
Foreign trade accounts receivable	2,821	—	2,827	2,853
(-) Adjustment to present value	(693)	—	(693)	(347)
(-) Allowance for doubtful accounts	(23,062)	(2,874)	(24,917)	(20,103)
	9,811	3,329	10,257	11,578

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The changes in the allowance for doubtful accounts are as follows:

	Parent Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Balance at beginning of period	6,111	—	31,183	25,510
Provision	3,628	3,148	6,994	15,478
Increase (Companies acquired)	24,117	7,757	—	7,252
Write-offs	(1,941)	(4,794)	(3,119)	(17,057)
Balance at end of period	31,915	6,111	35,058	31,183

The aging list of the accounts receivable is as follows:

	Parent Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Amounts receivable	1,183,429	265,239	1,041,226	975,180
Overdue:
Between 01 and 60 days	152,635	34,632	190,388	288,171
Between 61 and 120 days	26,278	12,255	31,244	116,925
Between 121 and 180 days	54,648	3,290	57,561	19,129
Between 181 and 360 days	17,400	564	24,941	5,356
Over 360 days	29,744	6,203	30,638	28,186
(-) Adjustment to present value	(15,343)	(4,449)	(15,343)	(12,140)
(-) Allowance for doubtful accounts	(31,915)	(6,111)	(35,058)	(31,183)
	1,416,876	311,623	1,325,597	1,389,624

7.              INVENTORIES

	Parent Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Finished goods	727,728	122,340	817,861	903,258
Work-in-process	48,699	11,856	50,054	41,082
Raw materials	88,674	32,144	101,645	116,457
Livestock (poultry, turkey and hogs) for slaughter	208,260	52,779	384,795	390,183
Secondary material and packing	235,357	61,563	226,732	214,322
Advances to suppliers and imports in transit	22,525	5,878	22,975	23,693
	1,331,243	286,560	1,604,062	1,688,995

The increase in inventories of the parent company refers to the merge of Perdigão S.A., on 03.09.09.

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BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

8.              RECOVERABLE TAXES

	Parent Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
State ICMS (VAT)	151,256	70,096	200,627	203,149
Income tax	107,259	62,325	109,306	131,429
PIS/COFINS (Federal Taxes to Fund Social Programs)	351,677	315,100	400,455	358,990
Import Duty	1,350	—	44,039	25,043
IPI (Federal VAT)	5,937	731	5,946	3,286
Others	1,035	—	2,252	1,930
	618,514	448,252	762,625	723,827

Current	479,749	337,231	598,544	576,337
Non-current	138,765	111,021	164,081	147,490

ICMS - Tax on the Circulation of Goods and Services (State VAT):

Credits are generated by exports, reduced tax rates in domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties.

On February 2007, the Company ensured in the STJ (“Supremo Tribunal Regional”) the maintenance of ICMS recoverable in the state of Rio de Janeiro, due to the difference in rates of R$30,187 already recorded and also the right to the monetary adjustments on such credits, with estimated as of 12.31.07 to be approximately R$33,000, not recorded in the financial statements. Management will only recognize the monetary adjustments upon realization.

The Company has R$21,230 of ICMS credit in the state of Mato Grosso do Sul. The Company believes that receiving the credit is doubtful and, therefore, recorded a provision within non-current assets.

Withholding Income Tax and Social Contribution:

Correspond to withholding taxes on investments and on interest on shareholder’s equity received by the parent company, which are offset against federal taxes payable.

PIS / COFINS:

PIS and COFINS (Federal Taxes to Fund Social Programs) recoverable arise out basically from raw materials acquisitions used in exported products, products sold at a 0% tax rate (such as UHT milk and pasteurized milk and sales in Franca area, in Manaus). The realization of these credits can be made by compensation of taxable sales in domestic market, with other federal taxes or reimbursement.

The Company adopts judicial measures concerning PIS and COFINS credits in order to accelerate the process for analyzing the reimbursement requests, which are currently under inspection. The Company obtained authorization to receive R$32,246. In addition, the Company has used these credits to offset other tax liabilities permitted by law.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company’s management has been analyzing alternatives that would allow the use of the credits and there is no expectation of losses on the realization of those credits.

9.              INCOME TAX AND SOCIAL CONTRIBUTION

a)    Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	03.31.09	03.31.08	03.31.09	03.31.08
(Loss) Income before taxes and participations	(251,897)	54,987	(117,535)	40,552
Nominal tax rate	34%	34%	34%	34%
Tax (income) expense at nominal rate	85,645	(18,695)	39,962	(13,788)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	—	1,302
Equity pick-up	(96,388)	14,768	(13,461)	5,701
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	(26,011)	21,662
Tax incentives	—	—	5	716
Hedge Accounting adjustments	2,122	—	2,122	—
Loss on the realization of income tax and social contribution	—	—	(132,036)	—
Goodwill amortization	15,620	—	15,620	—
Other adjustments	3,760	(45)	5,519	(575)
Actual tax benefit (expense)	10,759	(3,972)	(108,280)	15,018

Current income tax	(65,940)	(2,789)	(8,646)	(14,685)
Deferred income tax	76,699	(1,183)	(99,634)	29,703

The composition of the taxable income and the taxes from the subsidiaries abroad is as follows:

	03.31.09	03.31.08
Taxable income from foreign subsidiaries	(74,296)	75,154
Current income taxes of subsidiaries abroad	(750)	(2)
Deferred income taxes of subsidiaries abroad	—	(3,888)

The Company recorded loss of deferred income tax and social contribution based on tax loss and negative basis of social contribution of its wholly-owned subsidiary Perdigão Agroindustrial S.A., due to its mergence on 03.09.09.

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ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

b)              Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Tax losses carry forwards (IRPJ)	105,292	105,812	145,389	210,952
Negative calculation bases (CSLL)	38,066	38,134	51,996	75,472
Temporary differences:
Provisions for contingencies	96,637	61,520	96,879	111,236
Income taxes and social contributions on goodwill	10,097	10,595	10,097	10,595
Taxes whose payments are suspended	9,726	25	9,726	9,549
Unrealized loss on derivatives	4,560	—	4,560	9,734
Non-taxable Depreciation	(43,486)	(49,575)	(62,468)	(68,850)
Adjustments of the Transition Tax Regime	27,051	—	27,051	15,987
Other temporary differences	(1,160)	3,573	(1,160)	7,029
	246,783	170,084	282,070	381,704

Current asset	2,500	5,728	10,555	127,262
Non-current asset	289,274	213,931	335,488	323,399
Non-current liability	(44,991)	(49,575)	(63,973)	(68,957)

In Brazil, tax returns are subject to review by tax authorities for a period of five years as from the date of the tax return. The Company may be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

c)    Estimated time of realization:

The Company’s management expects that deferred tax assets, recorded on tax losses and negative basis of social contribution, should be realized as shown below:

Year	Value
Current (until 03.31.10)	28,932
2010	23,157
2011	28,914
2012 onward	116,382
197,385

Tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

10.       INVESTMENTS

a)    Investments in subsidiaries – Parent Company

	Perdigão Agroindus- trial S.A.	PSA Participa- ções Ltda.	PDF Participa- ções Ltda.	Perdigão Trading S.A.	UP Alimentos Ltda.	Avipal Nordeste S.A.	Avipal S.A. Alimentos
Paid in Capital	—	—	—	100	1	66,075	28,612
Income in period	(275,308)	1,595	—	(9)	3,690	(775)	(749)
Shareholders’ equity of the subsidiary	—	2,674	—	(432)	14,603	19,635	23,837
Shares owned by Perdigão S.A.	—	2,674	—	(432)	7,302	19,635	23,837
Investment before the application of the equity method	2,857,666	108	—	—	—	—	—
Acquisition / merger of new companies	(2,582,358)	2,014	—	(424)	6,405	13,075	24,001
Income of investments in subsidiaries.	(275,308)	552	—	(8)	897	6,560	(164)
Equity pick-up	(275,308)	552	—	(8)	897	6,560	(164)

	Avipal Centro-Oeste	Avipal Construtora	Establec. Levino	Crossban Holdings	Perdigão Export	Total
	S.A.	S.A.	Zaccardy	GMBH	Ltd.	03.31.09	12.31.08
Paid in capital	5,972	445	1,248	5,840	23	—	—
Income in period	9	—	(1,172)	(61,317)	—	—	—
Shareholders’ equity of the subsidiary	259	81	(1,264)	911,407	—	—	—
Shares owned by Perdigão S.A.	259	81	(1,138)	911,407	—	963,625	2,857,774
Investment before the application of the equity method	—	—	—	—	—	2,857,774	1,939,241
Acquisition / merger of new companies	259	81	(669)	928,414	—	(1,609,202)	—
Capital increase	—	—	—	—	—	—	719,028
Equity valuation adjustments (note 17)	—	—	—	(1,439)	—	(1,439)	(33,607)
Income of investments in subsidiaries	—	—	(469)	(15,568)	—	(283,508)	233,112
Net assets merged –split off	—	—	—	—	—	—	(38)
Equity pick-up	—	—	(521)	(33,751)	—	(301,743)	233,150
Exchange variation on investments abroad	—	—	52	18,183	—	18,235	—

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

b)              Investments are as follows:

	Parent Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Investments in direct subsidiaries	963,625	2,857,774	—	—
Advance for future capital increase	242,161	—	—	—
Other investments	1,020	577	1,028	1,028
	1,206,806	2,858,351	1,028	1,028

11.       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment position as of 03.31.09:

Parent Company

	Annual weighted average deprec. rate (%)	Costs value	Depreciation	Residual Value
Buildings and improvements	4	1,333,934	(419,587)	914,347
Machinery and equipment	11	1,988,072	(960,288)	1,027,784
Electric and hydraulic installations	10	216,904	(89,345)	127,559
Forests and reforestations	3	71,506	(17,491)	54,015
Other	12	62,728	(30,372)	32,356
Land	—	160,785	—	160,785
Breeding stock	(*)	194,774	(40,450)	154,324
Construction in progress	—	287,355	—	287,355
Advances to suppliers	—	16,659	—	16,659
		4,332,717	(1,557,533)	2,775,184

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Property, plant and equipment position as of 12.31.08:

Parent Company

	Annual weighted average deprec. rate (%)	Costs value	Depreciation	Residual Value
Buildings and improvements	4	305,584	(143,772)	161,812
Machinery and equipment	11	574,058	(358,018)	216,040
Electric and hydraulic installations	10	89,872	(41,658)	48,214
Forests and reforestations	3	13,815	(5,400)	8,415
Other	12	27,313	(15,862)	11,451
Land	—	47,260	—	47,260
Breeding stock	(*)	37,677	(7,827)	29,850
Construction in progress	—	94,504	—	94,504
Advances to suppliers	—	24,910	—	24,910
		1,214,993	(572,537)	642,456

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

Property, plant and equipment position as of 03.31.09:

Consolidated

	Annual weighted average deprec. rate (%)	Costs value	Depreciation	Residual Value
Buildings and improvements	4	1,404,671	(448,502)	956,169
Machinery and equipment	11	2,112,864	(1,033,825)	1,079,039
Electric and hydraulic installations	10	223,621	(91,027)	132,594
Forests and reforestations	3	73,374	(17,492)	55,882
Other	12	76,714	(38,890)	37,824
Land	—	163,396	—	163,396
Breeding stock	(*)	199,710	(40,760)	158,950
Construction in progress	—	298,633	—	298,633
Advances to suppliers	—	16,791	—	16,791
		4,569,774	(1,670,496)	2,899,278

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Property, plant and equipment position as of 12.31.08:

Consolidated

	Annual weighted average deprec. rate (%)	Costs value	Depreciation	Residual Value
Buildings and improvements	4	1,404,537	(428,909)	975,628
Machinery and equipment	11	2,091,183	(994,094)	1,097,089
Electric and hydraulic installations	10	242,179	(96,682)	145,497
Forests and reforestations	3	70,304	(16,716)	53,588
Other	12	80,225	(40,240)	39,985
Land	—	166,866	—	166,866
Breeding stock	(*)	199,258	(40,412)	158,846
Construction in progress	—	250,489	—	250,489
Advances to suppliers	—	30,470	—	30,470
		4,535,511	(1,617,053)	2,918,458

The changes in the cost of property, plant and equipment consisted of:

	Balance as of 12.31.08	Additions	Leases	Write-off	Transfer	Exchange	Balance as of 03.31..09
Buildings and improvements	1,404,537	238	—	(62,495)	64,185	(1,794)	1,404,671
Machinery and equipment	2,091,183	3,495	1,182	(7,239)	27,619	(3,376)	2,112,864
Electric and hydraulic installations	242,179	838	—	(745)	(18,631)	(20)	223,621
Forests and reforestations	70,304	—	—	—	3,070	—	73,374
Other	80,225	509	—	(986)	(2,556)	(478)	76,714
Land	166,866	—	—	(3,581)	135	(24)	163,396
Breeding stock	199,258	46,243	—	(45,791)	—	—	199,710
Construction in progress (*)	250,489	127,530	—	(14)	(78,461)	(346)	299,198
Advances to suppliers	30,470	(12,484)	—	—	(1,760)	—	16,226
Elimination of intercompany transactions	—	(411)	—	411	—	—	—
	4,535,511	165,958	1,182	(120,440)	(6,399)	(6,038)	4,569,774

(*) Refers, basically, to: (i) construction site for the expansion of distributions center, located in São Paulo started in July, 2008, respectively; and (ii) expenses related to construction of the agroindustrial complex in Bom Conselho, State of Pernambuco, especially developed dairy processing and meat industrialization, as well as an distribution center, started on October, 2007.

During the current quarter, the Company capitalized interests in the amount of R$4,100 (R$1,572 on 03.31.08) related to constructions in progress. Interest is capitalized until the transfer from construction in progress to operating fixed assets, when starts depreciation.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

12.       INTANGIBLE

Intangible position as of 03.31.09:

Parent Company

	Balance as of 12.31.08	(*) Merger of Subsidiaries	Balance as of 03.31.09
Goodwill — Eleva acquisition	1,273,324	—	1,273,324
Goodwill — Batávia acquisition	133,163	—	133,163
Goodwill - Perdigão Mato Grosso acquisition	7,636	—	7,636
Goodwill — Cotochés acquisition	39,590	—	39,590
Goodwill — Incubatório Paraíso acquisition	—	656	656
Goodwill — Paraíso Agroindustrial acquisition	—	16,751	16,751
Goodwill — Ava (margarine business)	—	49,368	49,368
	1,453,713	66,775	1,520,488

(*) As described in note 1 b, the amounts presented as intangible refers to the goodwill of the wholly-owned subsidiary Perdigão Agroindustrial S.A., which were merged into to the Company on 03.09.09.

Intangible position as of 12.31.08:

Parent Company

	Balance as of 12.31.07	Spin-off Subsidiaries (*)	Balances as of 12.31.08
Goodwill — Eleva acquisition	—	1,273,324	1,273,324
Goodwill — Batávia acquisition	—	133,163	133,163
Goodwill - Perdigão Mato Grosso acquisition	—	7,636	7,636
Goodwill — Cotochés acquisition	—	39,590	39,590
	—	1,453,713	1,453,713

(*) As described in note 1 g ii, the amounts presented as intangible refers to the goodwill of the wholly-owned subsidiary Perdigão Agroindustrial, which were splitted to the Company on 12.31.08.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Intangible position as of 03.31.09:

Consolidated

	Balances as of 12.31.08	Exchange gain / loss	Balances as of 03.31.09
Goodwill — Incubatório Paraíso acquisition	656	—	656
Goodwill — Paraíso Agroindustrial acquisition	16,751	—	16,751
Goodwill — Ava (margarines business) acquisition	49,368	—	49,368
Goodwill — Eleva acquisition	1,273,324	—	1,273,324
Goodwill — Batávia acquisition	133,163	—	133,163
Goodwill - Perdigão Mato Grosso acquisition	7,636	—	7,636
Goodwill — Plusfood acquisition	21,194	(1,047)	20,147
Goodwill — Sino dos Alpes acquisition	4,050	—	4,050
Goodwill — Cotochés acquisition	39,590	—	39,590
	1,545,732	(1,047)	1,544,685

Intangible position as of 12.31.08:

Consolidated

	Balances as of 12.31.07	Reclassifications 12.31.08	Addition	Amortization	Exchange gain / loss	Balances as of 12.31.08
Goodwill — Incubatório Paraíso acquisition	—	968	—	(312)	—	656
Goodwill — Paraíso Agroindustrial acquisition	—	21,218	—	(4,467)	—	16,751
Goodwill — Ava (margarines business) acquisition	—	62,533	—	(13,165)	—	49,368
Goodwill — Eleva acquisition	—	—	1,364,029	(90,705)	—	1,273,324
Goodwill — Batávia acquisition	—	170,764	92	(37,693)	—	133,163
Goodwill - Perdigão Mato Grosso acquisition	—	8,944	—	(1,308)	—	7,636
Goodwill — Plusfood acquisition	—	—	19,801	(2,259)	3,652	21,194
Goodwill — Sino dos Alpes acquisition	—	5,132	—	(1,082)	—	4,050
Goodwill — Cotochés acquisition	—	—	41,595	(2,005)	—	39,590
	—	269,559	1,425,517	(152,996)	3,652	1,545,732

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

13.       DEFERRED CHARGES

Deferred charges position as of 03.31.09:

Parent Company

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses	16	125,740	(42,753)	82,987
Software development	20	74,920	(14,425)	60,495
Reorganization expenses	20	45,876	(30,190)	15,686
		246,536	(87,368)	159,168

Deferred charges position as of 12.31.08:

Parent Company

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Pre operating expenses	16	1,786	(1,616)	170
Software development	20	16,249	(6,450)	9,799
Reorganization expenses	20	3,494	(1,810)	1,684
		21,529	(9,876)	11,653

The increase in the deferred charges in the Parent Company is related to the merger of Perdigão Agroindustrial S.A. on 03.09.09.

Deferred charges position as of 03.31.09:

Consolidated

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	16	144,497	(60,792)	83,705
Software development (**)	20	79,088	(14,887)	64,201
Reorganization expenses	20	45,876	(30,190)	15,686
		269,461	(105,869)	163,592

(*) Refers substantially to the projects related to the Mineiros and Bom Conselho plants.

(**) Refers substantially to the projects related to the adequacy of the systems and controls in the acquired Companies.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Deferred charges position as of 12.31.08:

Consolidated

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	16	146,114	(58,757)	87,357
Software development (**)	20	83,509	(16,794)	66,715
Reorganization expenses	20	47,433	(29,453)	17,980
		277,056	(105,004)	172,052

(*) Refers substantially to the projects related to the Mineiros and Bom Conselho plants.

(**) Refers substantially to the projects related to the adequacy of the systems and controls in the acquired Companies.

14.       CURRENT AND NON-CURRENT DEBTS

Parent Company

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 03.31.09	Balance as of 12.31.08
Local currency (R$):

Rural credit	6.75% (6.75% on 12.31.08)	6.75% (6.75% on 12.31.08)	0.6	279,219	—	279,219	78,542
FINEM — BNDES	TJLP + 2.33% (TJLP + 2.18% on 12.31.08)	8.58% (8.42% on 12.31.08)	2.5	63,664	465,766	529,430	167,865
Debentures - BNDES	TJLP + 6.00%	12.25%	0.7	4,186	2,078	6,264	—
Tax incentives and other	TJLP / TAXA FIXA / IGPM / TR / CDI + 5.40% (TJLP / TAXA FIXA / IGPM / TR / CDI + 7.65% on 12.31.08)	10.69% (12.03% on 12.31.08)	1.1	245,247	190.611	435,858	277,273
Net swap balance (note 17 d)	%CDI vs TR	%CDI vs TR	0.3	41	—	41	78
Total local currency				592,357	658,455	1,250,812	523,758

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Foreign currency

Advances on export contracts - ACCs e ACEs (US$)	5.55% + v.c. (US$) (4.04% + v.c. (US$) on 12.31.08)	5.55% + v.c. (US$) (4.04% + v.c. (US$) on 12.31.08)	0.4	440,586	—	440,586	202,594

Working Capital (US$)	5.55% + v.c.(US$ and other currencies (5.55% + v.c.(US and other currencies) on 12.31.08)	5.55% + v.c.(US$ and other currencies (4.46% + v.c.(US$ and other currencies) on 12.31.08)	1.2	105,841	121,920	227,761	233,000

Pre-export facilities (US$)	LIBOR / TAXA FIXA CDI + 4.28% + v.c.(US$) (LIBOR + 2.45% + v.c.(US$) on 12.31.08)	6.02% + v.c.(US$) (4.26% + v.c.(US$) on 12.31.08)	1.9	530,940	2,259,154	2,790,094	620,220

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.50% + v.c. (US$ and other currencies) (UMBNDES + 2.40% + v.c. (US$ and other currencies) on 12.31.08)	7.85% + v.c. (US$ and other currencies) (6.85% + v.c. (US$ and other currencies) on 12.31.08)	2.4	12,006	68,056	80,062	23,088

Net SWAP balance (see note 17 d)	%CDI vs v.c. (US$ and other currencies) Taxas pré / LIBOR	%CDI vs v.c. (US$ and other currencies) Taxas pré / LIBOR	1.8	76,091	—	76,091	(2,995)
Total foreign currency				1,165,464	2,449,130	3,614,594	1,075,907
Total debt				1,757,821	3,107,585	4,865,406	1,599,665

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	March 31, 2009	CORPORATE LAW

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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Consolidated

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 03.31.09	Balance as of 12.31.08
Local currency (R$):
Rural credit	6.75% (6.75% on 12.31.08)	6.75% (6.75% on 12.31.08)	0.6	290,201	—	290,201	220,272
FINEM – BNDES	TJLP + 2.34% (TJLP + 2.35% on 12.31.08)	8.59% (8.59% on 12.31.08)	2.5	64,211	466,730	530,941	538,252
Debentures - BNDES	TJLP + 6.00%( TJLP + 6.00% on 12.31.08)	12.25% (12.25% on 12.31.08)	0.7	4,186	2,078	6,264	6,261
Tax incentives and other	TJLP / TAXA FIXA / IGPM / TR +5.07% (TAXA FIXA / IGPM / TR +5.15% on 12.31.08)	10.7% (11.26% on 12.31.08)	1.1	245,910	190,758	436,668	463,284
Net Swap balance (see note 17 d)	% CDI vs TR	% CDI vs TR	0.3	41	—	41	78
Total local currency				604,549	659,566	1,264,115	1,228,147

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	March 31, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Foreign currency

Advances on export contracts - ACC’s e ACE’s (US$)	5.55% + v.c. (US$) (6.06% + v.c. (US$) on 12.31.08)	5.55% + v.c. (US$) (6.06% + v.c. (US$) on 12.31.08)	0.4	440,586	—	440,586	443,674
Working Capital (US$)	EURIBOR + 1.20%	2.86% + v.c. (US$)	1.0	16,392	—	16,392	49,605
Trade related facilities (US$)	LIBOR + 2.49% / Fixed rate (LIBOR + 2.47% on 12.31.08) + v.c. (US$ and other currencies)	4.22% (4.46% on 12.31.08) + v.c. (US$ and other currencies)	2.6	287,071	1,679,247	1,966,318	1,871,663
Pre-export facilities (US$)	LIBOR / Fixed rate CDI + 4.28% (LIBOR +3.17% on 12.31.08) + v.c.(US$)	6.02% (4.98% on 12.31.08) + v.c.(US$)	1.9	366,649	1,194,163	1,560,812	1,622,325
FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.51% (UMBNDES + 2.52% on 12.31.08) + v.c. (US$ and other currencies)	7.86% (6.97% on 12.31.08) + v.c. (US$ and other currencies)	2.4	12,442	68,839	81,281	83,261
Net SWAP balance (see note 17 d)	%CDI vs v.c. (US$ and other currencies)	%CDI vs v.c. (US and other currencies)	1.8	76,091	—	76,091	67,423

Total foreign currency				1,199,231	2,942,249	4,141,480	4,137,951

Total debt				1,803,780	3,601,815	5,405,595	5,366,098

Rural credit financing: the companies Perdigão S.A. and Avipal NE are party to short-term rural credit loans with several commercial banks, under a Brazilian federal government program that offers an incentive to investments in rural activities. The maturity date is up to March 2010 with liquidation of principal and interests in one payment at the end of the contract. The proceeds from these loans are used for working capital.

Working Capital: Perdigão S.A has NCE (Export Credit Note) in Reais indexed by a percentage of CDI. The maturity date of this interest and principal is on September 2011. The Company also has NCE (Export Credit Note) in Reais indexed by the referential rate (TR) and its maturity date in the end of July 2009.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities: Perdigão S.A and its subsidiary Avipal NE have a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the FINEM loans are payable monthly, with final maturity dates from April 2009 to April 2015, and are secured by equipment, facilities and mortgages of Perdigão S.A. and Avipal NE buildings. The amounts in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations of the currencies in that basket.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	March 31, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Debentures: the debentures are denominated in Reais and were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Between 06.30.98 and 11.21.00, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from 06.15.01 to 06.15.10; as of 03.31.09, 76,945 debentures had been redeemed. The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: refer, principally, to credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2043, interest rates are subsidized and they do not have real guarantees.

The Company adjusted the amounts previously recorded related to its obligation with the Santa Catarina State, due to its enrollment in the Catarinense Enterprise Development Program (“PRODEC”), as a result of the Public Offering of Receivables n° 2/2009 which reduced the amounts that would have been paid until 2023 in the total of R$44,871.

Advance on export contracts (ACCs and ACEs): these advances are liabilities to commercial banks, with maturity dates up to March 2010 principal payable through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiaries Perdigão International Ltd and Plusfood Groep B.V., have several trade-related facilities denominated in U.S. dollars, with maturity dates varying from June 2009 to December 2013 with principal payable in one payment at the end of the contract and interest payable each semester and annually. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 3,54% per year at 03.31.09 and they have the endorsement of the Company. Perdigão International Ltd and Plusfood Groep B.V. use these net proceeds to import products and for other working capital needs.

Working Capital in US$: Perdigão S.A. uses the Export Credit Note as working capital line. They are denominated in US$ and can be short or long term with several maturity dates and amortization up to November 2011.

Pre-export facilities: Perdigão S.A had several pre-export facilities with several commercial banks, denominated in US dollars, and maturities from April 2009 to July 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortizations over the period of operation and interest payable in accordance with the LIBOR period. Under each of these facilities, Perdigão S.A. receives a loan from one or more lenders relating to exports of products to customers abroad. The exported products guarantee the facilities.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	March 31, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The maturity schedule is as follows:

	Parent Company	Consolidated
Current (until 03.31.10)	1,757,821	1,803,780
2010	1,628,985	720,142
2011	628,433	985,124
2012	539,621	1,428,416
2013	255,007	412,200
2014 to 2044	55,539	55,933
	4,865,406	5,405,595

a) Guarantees:

	Parent Company		Consolidated
	03.31.09	12.31.08	03.31.09	12.31.08
Total Debt	4,865,406	1,599,665	5,405,595	5,366,098
Mortgages guarantees:	644,304	147,240	647,035	606,855
Related to FINEM - BNDES	608,583	139,665	611,314	570,233
Others – related to tax incentives and other	35,721	7,575	35,721	36,622
Collateral of real state guarantees:	18,987	13,595	19,795	14,546
Related to FINEM - BNDES	18,849	11,028	19,657	11,967
Others – related to tax incentives and other	138	2,567	138	2,579
Guarantees by pledge of goods:	—	2,250	—	2,250

b) Covenants:

The Company has export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be accelerated. On 03.31.09, the Company did not reach the indicator of net debt over EBITDA less than 3.0. The company decided to maintain the balance MR$173,640 classified in as non current liabilities due to the acquisition of a waiver at the financial institution.

Restrictive covenants	Principal amount
Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.5	231,520

Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.0	173,640

Total Liabilities minus Shareholders’ equity less than 2.2, net debt / EBITDA less 3.5 and EBITDA / Net financial expenses excluding exchange effects less than 2.00.	62,573

Lower Current liquidity of 1.1, Total Liabilities minus Shareholders’s equity / Shareholders’s less than 2.2	43,217
510,950

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	March 31, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

15. LEASES

The Company is holder in several contracts, which can be classified between operating or financial lease.

(i)    Operating lease

a) The future minimum lease payments for non-cancellable operating leases market, in total and for each of the following periods, is presented below:

	03.31.09	12.31.08
Up to one year	18,919	22,280
More than one year up to five years	54,380	44,704
More than five years	9,988	10,891
	83,287	77,875

b) Operating leases payments are recognized as expense and it has totalized R$16,067 (R$15,942 on 03.31.08).

(ii)  Financial lease

a)    The Company maintains control of the leased assets, recognized in the heading equipment and machinery whose values show the following balances:

	03.31.09	12.31.08
Cost	18,365	17,419
Accumulated depreciation (*)	(8,895)	(8,523)
Residual	9,470	8,897

(*)The leased assets are depreciated as the rate in the footnote 11 for machinery and equipment.

b)    The mandatory future minimum lease payments registered as “other liabilities” are segregated as follows:

	Present value of the minimum payments 03.31.09	Interests 03.31.09	Future minimum payments 03.31.09	Present value of the minimum payments 12.31.08	Interests 12.31.08	Future minimum payments 12.31.08

Up to one year (03.31.10)	2,598	99	2,697	2,215	98	2,313
More than one year up to five years	4,906	297	5,203	4,857	538	5,395
	7,504	396	7,900	7,072	636	7,708

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

16.       COMMITMENTS AND CONTINGENCIES — CONSOLIDATED

a)              Provision for contingent liabilities

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable losses estimated by Management, based on the analysis of its legal counsel and for which the amount of probable losses is known or can be reasonable estimated.

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area.  The Company, supported by its legal counsel, monitors these legal proceedings and the probability of the losses is possible or remote.

(i) Provision for probable losses

Provisions for contingencies were recorded as follows:

Parent Company

	Balance 12.31.08	Merger of Companies (*)	Additions	Reversals	Payments	Updates for inflation	Balance 03.31.09
Tax (i)	89,306	64,127	7,763	(2,581)	(103)	1,717	160,229
Labor (ii)	21,959	22,434	2,622	(2,037)	(2,765)	593	42,806
Civil, commercial and other (iii)	7,613	5,882	3,410	(105)	(41)	—	16,759
(-) Judicial deposits	(14,501)	(18,816)	(1,701)	5	35	—	(34,978)
	104,377	73,627	12,094	(4,718)	(2,874)	2,310	184,816

(*) Balances from the incorporation of the company Perdigão Agroindustrial S.A. (see note 1 b).

Consolidated

	Balance 12.31.08	Additions	Reversals	Payments	Updates for inflation	Balance 03.31.09
Tax (i)	153,219	7,807	(2,680)	(146)	2,444	160,644
Labor (ii)	51,623	4,222	(9,430)	(2,921)	954	44,448
Civil, commercial and other (iii)	14,300	3,412	(156)	(107)	—	17,449
(-) Judicial deposits	(32,780)	(2,476)	5	36	—	(35,214)
	186,362	12,966	(12,261)	(3,138)	3,398	187,327

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(i) Tax

IRPJ e CSLL total deducibility of tax loss

The company has been discussing the issue concerning the full compensation of tax losses and, and, although the jurisprudence of our courts is contrary to this thesis, the Company’s lawsuits have some peculiarities that are not directly related to the thesis. Recently, the company obtained a favorable decision in the Taxpayers’ Council, with respect to one of its lawsuits. That decision led to the reduction of the fine to the case of 75% (fine of letter) to 20% (penalty for late payment). Federal Income Office itself has already initiated the process to reduce the amount required. This decision allowed the company to reverse the difference in provision that amounted of the 75%, plus of their interest, in the amount of R$ 30,070, leaving only the value of the fine for late payment, 20% of the debt, without application of interest, at the amount of R$1,784 (R$1,784 on 12.31.08).

Increase in COFINS’s rates

The Company also challenged the increase in rates of the COFINS, having the action transited adversely in the Supreme Court (STF). Similarly, on the same subject, there is another execution tax action, duly guaranteed by the company, in process in the Foreclousure Tax Court. In June 2008, the Attorney General of the Federal Treasury (Procuradoria Geral da Fazenda Nacional) reviewed the fiscal execution for the periods of July and from October to December 1999, reducing the registered debits in accordance to the arguments presented by the Company. Thus, the provisioned amount of R$9,542 was reversed according to the new debt certificate issued by the Attorney General and the remaining provisioned balance totals to R$9,576 (R$9,472 on 12.31.08). Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analyzed by the Supreme Court (STF).

CPMF charge on the income from exports

The Company has recorded a provision for a contingency of R$27,742 (R$27,141 as of 12.31.08) regarding a judicial action for non-payment of the CPMF charge on the income from exports, which has not been analyzed by the superior courts. The Company’s suits are in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.

Monetary correction of ICMS extemporaneous credits

The Treasury State of Rio Grande do Sul issued tax assessments disallowing the monetary correction of ICMS extemporaneous credits on raw material acquisitions, electricity services, communication services and transport service. In relation to the monetary correction of extemporaneous credits, the precedent is against the taxpayer. This subject is under judicial discussion in the Fiscal Executive, whose decisions have not been favorable to the company. The total amount of provisions is R$24,051.

The other tax contingencies refer to judicial claims against the payments of the following taxes: ICMS, PIS/COFINS, INSS, FUNRURAL and SEBRAE, in the total amount of R$98,495 (R$91,451 on 12.31.08). The recorded provisions refer mainly, to the following subjects:

ICMS

The Company is discussing principally the utilization of credits on materials for consumption, being the suits in first or second administrative jurisdiction, as well as in judicial phase. The main items refer to the maintenance of credits related to intermediate products used in the productive process and in the basic basket. The provision amounted R$27,877 (R$26,842 on 12.31.08).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

PIS/COFINS

The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$27,815 (R$27,029 as of 12.31.08).

FUNRURAL

The Company’s law suit is in the second jurisdiction.  The precedent of the courts allowed the collection over the portion of the production of the integrated partners considered the Company’s own production in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published. The provision amounted R$7,028 (R$6,880 as of 12.31.08).

SEBRAE

The Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits. The provision amounted to R$10,210 (R$10,073 as of 12.31.08).

(ii) Labor:

The Company and its subsidiaries have 4,611 individual labor claims in progress totaling R$1,382,196 (4,512 individual claims totaling R$1,308,095 on 12.31.08), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labor suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments and, in 2008, made the adjustments to adequacy the procedures in the acquired Companies. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 1,093 cases totaling R$141,952 (1,090 cases totaling R$146,143 at 12.31.08) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel. The civil actions are mostly in lower courts, in probative phase, depending on confirmation or absence of the Company’s guilt, with no right pleadings.

II) Contingencies for possible losses

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

The civil, labor and social security contingencies amounted to R$145,696 (R$119,279 as of 12.31.08).

The tax contingencies amounted to R$631,436 (R$617,723 as of 12.31.08), and refers, principally, to the following subjects:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Profits earned abroad: On 10.03.08, the subsidiary Perdigão Agroindustrial S.A. was assessed by Federal Income Office about the alleged lack of collection of Income Tax and Social Contribution on profits made by subsidiaries established outside the country in the years 2003 and 2004, at the total amount of R$176,756. The loss probability of this fine is classified as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation.

ICMS: the Company is discussing several processes related to ICMS credits of products with a reduced tax burden, ICMS on exported goods, disallowance of ICMS presumed and untimely tax credits with monetary adjustment.

PIS/COFINS on the payment of interest on shareholders’ equity: the Company is pleading a claim for non payment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2008 for PIS and the years from 2004 to 2008 for COFINS at the amount of R$39,470 (R$38,354 on 12.31.08) which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject. Based on analysis of the management, and supported by its legal counsel, the loss expectation about this issue is possible, and, therefore, no provision was recorded.

b) Contingent Assets

The Company has initiated legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

c) Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of 03.31.09, such firm commitments amounted to R$73,206 (R$81,758 as of 12.31.08).

17.       SHAREHOLDERS’ EQUITY

a)    Capital stock

On 02.21.08, the Administrative Council approved the merger of the 54% of the shares of Eleva, based in the proportion of 1.74308855 shares of Eleva to one share of Perdigão, in the amount of 20,000,000 of shares issued. As a result, the capital is now R$3,4 billions, represented by 206,958,103 registered common shares.

On 03.31.09 the capital was represented by 206,958,103 registered common shares, with no par value. Foreign investors held 74,250,594 shares (61,103,774 shares at 03.31.08) of which 14,651,926 shares (6,812,498 shares at 03.31.08) were represented by 7.325.963 (3,406,249 ADR’s as of 03.31.08) American Depositary Receipts — ADR’s.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

b)    Treasury shares

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

c)    Conciliation of the shareholders’ equity and the income of the year

	Shareholders’ equity		Income
	03.31.09	12.31.08	03.31.09	12.31.08
Balance in the Parent Company	3,890,929	4,137,626	(241,138)	77,438
Unrealized profit and loss on transactions with subsidiaries	(11,836)	(27,008)	15,172	(23,066)
Balance in the Consolidated	3,879,093	4,110,618	(255,966)	54,372

18.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)    Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodity prices. Company uses instruments of protection to minimize its exposure to these risks, based on a Policy for Financial Risk Management (Risk Policy) under the management of the Committee of Financial Risk Management, Executive Directors and the Board.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as approved by the Administration Council, to mitigate the impact of these risks. Such policies and procedures include the monitoring of the Company’s levels of exposure to each market risk, the measuring of each risk including an analysis based on net accounting exposure and a forecast of future cash flows, in addition to establish limits for decision making and use.

The Supervisory Board has a fundamental role in the structure of financial risks management as responsible for the approval of the Risk Policy and for monitoring the compliance of this policy, checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Board is responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Supervisory Board. Furthermore, it is responsible for the approval of: the action plans defined for the alignment of tolerance risk set, performance indicators to be used in risk management, the overall limits and evaluation of suggestions for improvements in the policy.

The Committee on Financial Risk Management is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and notes the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedge operations through reports and evaluates stress scenarios to be applied in operations, cash flow and indebtedness of the Company in accordance with the established policy.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

This Risk Policy determines what the strategies to be adopted are, and the Administration employs the equity instruments of protection (hedge) that are approved based on limits of authority. The Supervisory Board, Executive Directors and Committee of Financial Risks have different levels of authority where each of them operates within the limits pre-established by the Policy. The Company does not contract leveraged transactions in derivative markets and has not backed applications in risk and / or leveraged.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets and requires that individual hedge transactions are limited to 2.5% of the equity of the Company.

The inputs of operations and updating are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by back-office and monitored daily by the financial area.

In view of the hedging transactions purpose to reduce the risks and uncertainties which the Company is exposed, the results in 2008 were fully satisfactory.

On 03.31.09, as allowed by CVM Deliberation n º 566, the Company applied the accounting protection rules (hedge accounting) for its derivative instruments classified as cash flow hedges, as determined in its policy of financial risk management. The cash flow hedge is to protect the exposure over the variability on the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability or (ii) a foreseen transaction highly probable, and (iii) could affect profits and losses.

b)    Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and / or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates), UMBNDES or to the CDI (Interbank Deposit Certificates) interest rates in addition to any positions prefixed in any of indexer above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company´ s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and pos fixed rates.

The primary aims of the Risk Policy is to minimize the costs of debt service. For that the Company monitors continually the market interest rate with the purpose of evaluating the eventual necessity of contracting derivative operations to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes the rate fixed by post-pre-set, and which were designated by the Company to hedge accounting for cash flow (see item g).

The Company seeks to maintain a stable relationship with his debt for short and long term, maintaining a higher proportion in the long term. In addition, the Company has debt pre and post-set that together also minimize exposure to risks.

The debt is tied, essentially, to the LIBOR, Fixed Coupon (R$ e USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the elevation of LIBOR, the cost

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

of post-fixed debt rises and, on the other hand, the cost pre-fixed debt is reduced. The same consideration is also applicable to TJLP.

Concerning Company’s applications, the leading index is the CDI to the internal market operations and Fixed Coupon (USD) to the external market operations. Since occurring CDI increase, the results become favorable, while the occurrence of his fall, the results become unfavorable, although, it does not expose Company to market risks.

The following table summarizes the changes in interest rates and the impact to the Company.

Interest Risk — Pre-fixed				Interest Risk — Pos-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Aplications	+	-	CDI	Aplications	+	+
CDI	Aplications	-	+	CDI	Aplications	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
Libor/Cupom USD	Aplications	+	-	TJLP	Liabilities	+	-
Libor/Cupom USD	Aplications	-	+	TJLP	Liabilities	-	+
Libor/Cupom USD	Liabilities	+	+	Libor	Liabilities	+	-
Libor/Cupom USD	Liabilities	-	-	Libor	Liabilities	-	+

The global crisis started on 2008 caused severe reduction of international interest rates, with Libor reaching very low values as compared to its historical rates. This scenario provided a reduction in financial costs of the Company that has most of its debt post-fixed at Libor.

Moreover, the slower decline of domestic interest rate (Selic) and its consequent impact on rates of CDI, the results remained with the financial applications at favorable levels.

In this sense, the results obtained with respect to the objectives proposed by the Company about the exposure to interest rates were fully achieved in 2008.

The operations inputs and updating are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by operational support area (back-office) and monitored daily by the financial area.

c)    Exchange risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities, The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy is to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. In order to do this (SWAP), the Company enters into futures exchange (BM&F) transactions (see table below):

FEDERAL PUBLIC DEPARTMENT
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ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(i) Composition of foreign currency exposure balances:

Assets and liabilities denominated in foreign currencies are shown bellow:

	03.31.09	12.31.08
Cash, cash equivalents and financial investments	1,478,274	1,400,476
Contracts of exchange rates (swaps) - nominal value	661,441	826,450
Contracts for future U.S. dollars - face value	463,040	397,409
Loans and financing	(4,141,481)	(4,137,951)
Other operating assets and liabilities, net *	273,377	154,732
	(1,265,349)	(1,358,884)

Exposure in foreign currency exchange rate in R$	(1,265,349)	(1,358,884)
Exposure in foreign currency exchange rate in US$	(546,540)	(581,465)

(*) Refers, basically, to inventories acquisition and trade accounts payable.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involved operations arising from commercial activities, such as estimates of exports and purchase of raw material. For this, the Company uses protection instruments, approved by Risk Policy, mainly NDF operations of R$290,558 (US$125,500), where the main focus is protection of its designed flow denominated in foreign currency. The percentage protected with these operations was 18% within the scope approved by 35%.

In order to perform an active risk management and following the Risk Policy, the Company conducts daily monitoring, through reports issued by the financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure.

Considering that 2008 had an excessive volatility in the exchange rates, when the USD has depreciated and ended with a considerable recovery against the Real, the strategy adopted by the Company has achieved the objectives of minimizing the effects of exchange rates movements to limit the foreign exchange exposure and mitigate the risks. Currently, according to the Company’s debt profile which is more of a long than short, most of the financial expenses arising from the debt flows to be due, which means that the financial expense has no impact on cash of the Company.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

d)    Composition of the balance of derivative financial instruments to the equity protection

The position of derivatives outstanding on March 31, 2009 is as follows:

03.31.09

Instrument	Object of protection	Maturity	Receiving	Payable	Counterpart of the principal value	Reference value (notional)	Market value (1)	Unrealized losses
Swap (balcão — CETIP)	Interest Rate	July 2009	R$/TR (9.31%)	R$/CDI weighted average 93.72% of CDI)	Unibanco	11,944	(34)	35
Swap (balcão — CETIP)	Exchange Rate	From April 2009 to August 2009	US$ (VC) + 2.33%	R$/CDI (100% of CDI)	Unibanco / Itaú BBA/ Santander / Votorantim /UBS/HSBC e outros	635,023	20,651	2,155
Swap (balcão — CETIP)	Exchange Rate	From April 2009 to December 2011	US$ (VC) + LIBOR 6M + 3.92%	R$ (97.83% CDI)	Credit Suisse	330,750	(32,724)	(31,062)
Swap (balcão — CETIP)	Exchange Rate	From June 2009 to September 2011	R$ (118.5% CDI)	US$ (VC) + 83% of CDI	HSBC	86,144	(20,962)	(3,067)
Swap (balcão — CETIP)	Exchange Rate	From July 2009 to July 2013	US$ (VC) + 7%	R$ (76% CDI)	Unibanco	56,112	7,028	6,842
Swap (balcão — CETIP)	Interest Rate (Libor)	From June 2009 to August 2013	US$ (VC) + LIBOR 6M + 0.83%	US$ (VC) + 4.13%	Santander / HSBC e outros	526,897	(29,728)	(28,685)
Swap (balcão — CETIP)	Interest Rate (Libor)	From May 2009 to August 2012	US$ (VC) + LIBOR 3M + 0.50%	US$ (VC ) + 3.96%	Santander	83,575	(6,770)	(6,448)
NDF (balcão — CETIP)	Exchange Rate	From April 2009 to August 2009	R$/PRE (12.62%)	US$ (VC)	Itaú BBA/ Santander / UBS / HSBC e outros	271,868	(8,739)	2,363

Contratos Futuros (BM&F)

Exchange Rate

May 2009

US$ (VC)

R$

Finabank

						463,040	(4,854)

—

							(76,132)	(57,867)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

12.31.08

Instrument	Object of protection	Maturity	Receiving	Payable	Counterpart of the principal value	Reference value (notional)	Market value (1)	Unrealized losses
Swap (balcão — CETIP)	Exchange Rate	July 2009	R$/TR (9.31%)	R$/CDI weighted average 93.72% of CDI)	Unibanco	11,944	(52)	—
Swap (balcão — CETIP)	Exchange Rate	From January 2009 to September 2009	US$ (4.75%)	R$/CDI (100% of CDI)	ITAUBBA/ Santander/ Votorantim /UBS/HSBC and others	613,802	60,530	3,488
Swap (balcão — CETIP)	Exchange Rate	February 2009	R$Pré (16.09%)	US$	Santander	8,364	(2,871)	(155)
Swap (balcão — CETIP)	Exchange Rate	From January 2009 to January 2013	US$ (VC) + 7%	R$ (76% of CDI)	Unibanco	56,112	5,691	6,750
Swap (balcão — CETIP)	Exchange Rate	From March 2009 to September 2011	R$ (118.5% of CDI)	US$ (VC) + 83% of CDI	HSBC	86,144	(19,084)	(221)
Swap (balcão — CETIP)	Exchange Rate	From April 2009 to December 2013	US$ + Libor 6 months + 3.61%	R$ (96.67% of CDI)	Credit Suisse	215,495	(31,573)	(29,895)
Swap (balcão — CETIP)	Interest Rate	From February 2009 to August 2013	US$ + 4.08%	US$ (Libor + 0.62%)	Santander/ HSBC and others	554,152	(34,976)	(34,406)
NDF (balcão — CETIP)	Exchange Rate	From January 2009 to February 2009	EUR (-1.42%)	US$ (VC)	Itaú BBA/ HSBC	51,147	7,682	(915)
NDF (balcão — CETIP)	Exchange Rate	From January 2009 to June 2009	R$ (15.31%)	US$ (VC)	HSBC /UBS PACTUAL and others	382,881	(37,431)	7,027
NDF (balcão — CETIP)	Exchange Rate	From February 2008 to March 2009	R$ (13.52%)	EUR (VC)	ITAÚBBA/UBS/ Votorantim	26,469	(5,310)	(373)
Contratos Futuros (BM&F)	Exchange Rate	February 2009	US$ (VC)	R$	Finabank	327,529	(10,107)	(10,107)
TOTAL							(67,501)	(58,807)

(1) The method of the market value assessment used by the Company is "marked-to-market" (MTM), which is to determine the future value based on the conditions employed and to determine the present value based on curves of the market, from the Bloomberg database.

The Company contracted swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rates.

The Administration believes that the results obtained with these derivative transactions meet the Risk Policy adopted by the Company.

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BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

06.01 — EXPLANATORY NOTES

e)    Gains and losses on derivative financial instruments for equity protection

The value of gains and losses recorded in the period affected both the outcome of the Company under the heading of Revenue (Expenses) and the Shareholders’ Equity, as shown below:

	Parent Company		Consolidated
	Result	Shareholders’ equity	Result	Shareholders’ equity
Protection derivatives
Interest risk	—	(62,420)	—	(62,420)
Sub total	—	(62,420)	—	(62,420)

Trading derivatives
Interest rate risks	35		35
Exchange risks	4,518	—	4,518	—
Sub total	4,553	—	4,553	—
Total	4,553	(62,420)	4,553	(62,420)

f)     Composition of financial instruments balances by category - except derivatives - Consolidated

	03.31.09				12.31.08
	Loans and receivables	Available for sale	Held to maturity	Total	Loans and receivables	Available for sale	Held to maturity	Total
Assets
Financial applications	—	732,757	—	732,757	—	742,704	—	742,704
Trade accounts receivable and other receivables	1,333,276	—	—	1,333,276	1,419,147	—	—	1,419,147
Investments	—	—	1,028	1,028	—	—	2,376	2,376

Liabilities
Loans and financing in local currency	1,257,851	—	—	1,257,851	871,287	—	—	871,287
Loan and financing in foreign currency	4,065,389	—	—	4,065,389	3,232,897	—	—	3,232,897
Debentures	6,264	—	—	6,264	8,342	—	—	8,342
Total	(3,996,228)	732,757	1,028	(3,262,443)	(2,693,379)	742,704	2,376	(1,948,299)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

06.01 — EXPLANATORY NOTES

g)                 Composition of financial instruments balances designated for cash flow hedge accounting

The Company made the formal designation of its operations subject to protection  accounting (hedge accounting) for the derivative financial instruments for the protection of cash flows, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy management Company’s risk in taking the hedge, (iii) identification of the instrument, (iv) the coverage transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) to demonstrate the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the effectiveness of hedge.

Transactions for which the Company made the determination of the protection accounting are highly likely, present an exhibition of variation of cash flow that could affect profit and loss and are highly effective in achieving changes in fair value or cash flow attributable to hedged risk, consistently to the originally documented risk in the Risk Policy.

From the application of the protection accounting for derivatives to protect the risk of interest rates that affect cash flows, the Company recorded the gain or loss of the part of the effective hedge in equity, in a separate component until the coverage object affects the outcome, moment in which this portion of the hedge should also affect the outcome. The impacts booked in equity are shown below:

(i) Parent Company and Consolidated

	Hedge	Object of			Swap Accrual Balance		Swap MTM Balance		Adjust
Counterpart	instruments	hedge	Risk protected	Maturity	Asset	Liability	Asset	Liability	Equity
Citibank	Swap contract of US$65,000 (Asset Libor 6 months +1.75%/ Liability 4.22%)	Debt of US$65,000 contracted with Banco do Brasil to the Libor 6 months interest + overlibor 1.75%	Libor Post x Fixed	07.25.2012	901	(1,129)	732,131	(735,288)	(2,929)
ABN	Swap contract of US$75,000 (Asset Libor 6 months / Liability 4.06%)	Debt of US$75,000 contracted with Itaú Europa to the Libor 6 months interest + overlibor 0.9%	Libor Post x Fixed	07.22.2013	391	(920)	989,890	(1,001,382)	(10,963)
HSBC	Swap contract of US$30,000 (Asset Libor 6 months +0.8%/ Liability 4.31%)	Debt of US$30,000 contracted with ABN Bank to the Libor 6 months interest + overlibor 0.8%	Libor Post x Fixed	08.23.2013	78	(125)	458,937	(462,891)	(3,907)
HSBC	Swap contract of US$20,000 (Asset Libor 6 months +0.8%/ Liability 4.36%)	Debt of US$20,000 contracted with Banco ABN to the Libor 6 months interest + overlibor 0.8%	Libor Post x Fixed	07.19.2013	164	(280)	307,192	(309,948)	(2,640)
SANTANDER	Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 contracted with ING Bank to the Libor 3 months interest + overlibor 0.5%	Libor Post x Fixed	08.10.2012	112	(255)	614,689	(617,407)	(2,575)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 - PERDIGÃO S.A.	01.838.723/0001-27

06.01 — EXPLANATORY NOTES

SANTANDER	Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 contracted with ING Bank to the Libor 3 months interest + overlibor 0.5%	Libor Post x Fixed	08.15.2012	96	(219)	614,318	(617,021)	(2,580)
SANTANDER	Swap contract of US$10,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$10,000 contracted with ING Bank to the Libor 3 months interest + overlibor 0.5%	Libor Post x Fixed	08.20.2012	45	(102)	306,980	(308,329)	(1,292)
SANTANDER	Swap contract of US$30,000 (Asset Libor 6 months / Liability 3.79%)	Debt of US$30,000 contracted with ABN Bank to the Libor 6 months interest + overlibor 1.45%	Libor Post x Fixed	13.02.2013	91	(190)	396,541	(400,731)	(4,091)
SANTANDER	Swap contract of US$20,000 (Asset Libor 6 months / Liability 3.82%)	Debt of US$20,000 contracted with ABN Bank to the Libor 6 months interest + overlibor 1.45%	Libor Post x Fixed	03.20.2013	20	(44)	263,644	(266,489)	(2,821)
CITI	Swap contract of US$25,000 (Asset Libor 6 months +1.65%/ Liability 4.22%)	Debt of US$25,000 contracted with ABN Bank to the Libor 6 months interest + overlibor 1.65%	Libor Post x Fixed	05.10.2013	—	—	330,033	(331,368)	(1,335)
HSBC	Swap contract of US$45,000 (Ativo 118.5%CDI / Liability 83%CDI + Exchange Variation of the Principal)	Debt of US$45,000 contracted with HSBC Bank to interest of 118.5% CDI (BRL)	Libor X CDI	09.01.2011	87,088	(104,983)	22,045	(43,006)	(3,067)
UNIBANCO	Swap contract of US$35,000 (Asset 7%a.a / Liability 76%CDI )	Debt of US$35,000 contracted with Unibanco to interest of 7%aa. (USD)	Cupom USD X CDI	07.15.2013	1,197	(1,012)	23,756	(16,729)	6,842
CREDIT SUISSE	Swap contract of US$50,000 (Asset Libor 3 months + overlibor 2.50% / Liability 92.5%CDI )	Debt of US$50,000 contracted with Credit Suisse Bank to the Libor 3 months interest + overlibor 2.50%	Libor X CDI	12.23.2013	313	(590)	17,582	(29,736)	(11,878)
CREDIT SUISSE	Swap contract of US$100,000 (Asset Libor 3 months + overlibor 4.50% / Liability 100%CDI )	Debt of US$100,000 contracted with Credit Suisse Bank to the Libor 3 months interest + overlibor 1.00% + Bail contracted with Bradesco to the 3.5% a.a. interest.	Libor X CDI	10.01.2013	1,133	(2,518)	51,856	(72,425)	(19,184)
TOTAL					91,630	(112,366)	5,129,595	(5,212,751)	(62,420)

The derivative financial instruments that do not meet the criteria required by CVM Deliberation n º 566 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value with changes in the outcome of the recognition of fair value.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company has no transaction that was previously classified as asset protection and left to be classified as such, therefore, no impact affected the result.

h) Determination of financial instruments fair value - Consolidated

The estimated fair value for financial instruments employed by the Company was determined using available information in the appropriate methodologies for assessments. However, considerable trial was required in interpreting market data to produce the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that will be effectively achieved at the date of transactions financial settlement.

	Carrying value	Fair value
Cash and cash equivalent	1,070,409	1,070,409
Applications	732,757	732,757
Trade accounts receivable	1,315,340	1,315,340
Loans and financing (debts)	(5,329,463)	(5,329,463)
Trade accounts payable	(1,018,250)	(1,018,250)
Derivatives unrealized losses (note 16)	(76,132)	(76,132)
	(3,305,339)	(3,305,339)

i) Commodities risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soy meal and live hogs - the main individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

The Risk Policy establish limits to protection of flow of purchases of corn and soybean meal, in order to reduce the impact of increased prices of these raw material, can be used for that purpose of derivatives instruments or use of the administration of the inventory. Currently it uses only the administration of their levels of inventory as a tool of protection.

As of 03.31.09 there were no commodity’s derivatives outstanding and the Company does not made any derivative agreements involving commodities.

j) Principal transactions and future commitments

The main object transactions of cash flow protection are from NDF operations, which sells up “forward” rate on a specific date in the future (maturity date) and whose liquidation value is caused by the difference between the “forward” rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The table below shows the deadlines for the financial impact:

	03.31.09
	R$xUSD
Maturity	Notional	Average USD
April 2009	45,500	2,2706
May 2009	30,000	2,2040
June 2009	22,000	2,2407
July 2009	3,000	2,5170
August 2009	25,000	2,4045
TOTAL	125,500

e) k) Guarantees - Parent Company

The Company has on the BM&F, CDB and Deposit Bank, used as collateral for transactions in Future U.S. dollars contracts.

Here, we present the composition of the collateral values:

Type	03.31.09	12.31.08
CDB	50,500	24,500
Bank guarantee	25,000	38,000
	75,500	62,500

l) Table of sensitivity analysis

(i) Sensitivity analysis of changes in foreign currency

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate (or mitigate) risks incurred by the foreign exchange exposure

The table below considers 03 scenarios, being the likely scenario adopted by the Company. These scenarios were defined based on the expectation of the Management for the changes in the exchange rate at the expiration date of their contracts subject to these risks. The likely scenario refers to the results from the derivative operations if the closing dollar of 03.31.09 were kept.

In addition to this scenario, CVM Instruction No. 475 determined that 02 other scenarios are presented with the deterioration of 25% and 50% of the risk variable considered. These scenarios are presented in accordance with the regulations of the CVM.

The Company evaluates only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Operation	Risk	Probable Scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)

Future	Apreciation of R$	(16,977)	99,245	215,467
NDF	Depreciation of R$	2,363	(70,065)	(142,494)
SWAP	Apreciation of R$	2,155	169,291	336,427
Cash and Cash Equivalents indexed in foreign currency	Depreciation of R$	—	262,966	524,911
Debt in foreign currency	Depreciation of R$	—	(1,058,254)	(2,112,398)
Total		(12,459)	(596,816)	(1,178,086)
Premisse	Exchange rate	2.32 (*)	2.91	3.50

(*) note 3 z.

19.       FINANCIAL INCOME (EXPENSES) NET - CONSOLIDATED

	03.31.09	03.31.08
Expenses:
Interest expense	(94,081)	(80,212)
Exchange variation	17,201	(45,917)
Financial transactions tax (CPMF)	—	(1,178)
Adjustment to present value (*)	1,998	—
Other expenses	(27,476)	(3,894)
	(102,358)	(131,201)
Income:
Interest Income	33,128	31,147
Exchange variation	21,223	44,175
Earns (losses) from translation effects of investments abroad	(39,591)	16,769
Adjustment to present value (*)	(14,535)	—
Other income	1,817	4,581
	2,042	96,672
Net financial expense	(100,316)	(34,529)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

20.       RELATED PARTIES — PARENT COMPANY

(i)  Transactions and Balances

Transactions arising from related parties were made in usual market conditions, based on contract. The average term to maturity of loan transactions is 02 years and for the transactions of accounts payable and receivable is approximately 30 days.

The assets and liabilities balances on 03.31.09, and the transactions that influence the income of the year are as follows:

	Advance to future capital increase		Loans		Accounts Receivable (Payable)		Other receivable and other payable		Sales (Purchases)		Income (Expenses)
Companies	03.31.09	12.31.08	03.31.09	12.31.08	03.31.09	12.31.08	03.31.09	12.31.08	03.31.09	12.31.08	03.31.09	12.31.08
Perdigão Agroin. S.A.	—	—	—	(66,426)	—	22,983	—	—	182,316	—	(586)	978
Instituto Perdigão de Sustentabilidade	—	—	5,061	—	—	4,867	—	—	—	—	153	—
Sino dos Alpes Alimentos Ltda	—	—	—	—	(17,503)	(7,152)	—	—	(1,699)	—	—	—
Avipal Nordeste S.A.	221,661	—	(2,568)	—	(8,065)	(16,004)	(22,431)	—	(31,447)	—	(102)	—
Avipal Alimentos S.A	—	—	—	—	31	1,683	—	—	1,100	—	—	—
UP Alimentos Ltda.	—	—	—	—	(6,189)	(3,813)	1,563	—	(6,358)	—	—	—
Perdigão Trading S.A.	—	—	379	—	—	—	—	—	—	—	11	—
PDA Particip. Ltda.	20,500	—	—	—	—	—	—	—	—	—	—	—
Crossban Holding GMBH	—	—	12	—	—	—	—	—	—	—	—	—
Perdix Intern. Foods	—	—	—	—	320,971	1,238	—	—	31,038	—	—	—
Perdigão Internat. Ltd.	—	—	(8,561)	—	311,994	—	—	—	261,791	—	(13)	—
Highline Internat. Ltd.	—	—	(4,222)	—	—	—	—	—	—	—	—	—
Establecimientos Levino Zaccardi y Cia S.A.	—	—	7,837	7,874	—	—	—	—	—	—	33	—
	242,161	—	(2,062)	(58,552)	601,239	3,802	(20,868)	—	436,741	—	(504)	978

All the transactions between the subsidiaries were eliminated from the consolidated financial statements and refer to the trade and financial operations.

21.       INSURANCE COVERAGE — CONSOLIDATED

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	4,248,331

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Third-party claims	164,542

Credit risk	Default payments	20,009

On 03.21.09, the company suffered a fire that struck its unit of Rio Verde, Goiás State. The Company has insurance coverage and has being in final determination of the financial impacts. Until 31.03.09 the Company made an estimate based on best available information and recorded a net loss of R$4,020 recorded in other operating results heading.

22.       MANAGEMENT AND EMPLOYEES PROFIT SHARING

The Company and its subsidiaries Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Avipal S.A. Alimentos entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees observing previously negotiated performance indicators, in compliance with the Law 10.101/00.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

23.       SUPPLEMENTAL RETIREMENT PLAN

Perdigão — Sociedade de Previdência Privada (PSPP) has a supplementary retirement plan founded in April 1997 and sponsored by the Perdigão companies, which aims to provide supplementary retirement benefits for the employees of the Perdigão companies.

The contributions, on average, are made on the basis of 1.5 for the sponsor and 1.0 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the most recent review occurred in December 2008.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	03.31.09	12.31.08
Participants	15,747	16,079
Equity	136,540	128,055
Sponsor’s contributions:	1,444	6,144
Basic contribution	1,346	5,716
Past services	98	428
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	3,122	3,469
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	136,529	128,064

The balance of the contributions made by the sponsor not used for payment of benefits if the participant break the employment with the sponsor, form a fund for contributions to spare that could be used to offset future contributions of the sponsors. The assets presented in the balance of the reversal funds of amounts R$ 3,312 (R$ 3,073 on 12.31.08) and was recorded by the Company under the heading other assets.

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota, whose actuarial obligations of which refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 45 participants is R$6,802 (44 participants and R$5,688 as of December, 2008).

24.       OTHER OPERATING INCOME (EXPENSES)

	Parent Company		Consolidated
	03.31.09	03.31.08	03.31.09	03.31.08
Amortization of goodwill (1)	—	—	—	(14,503)
Other income (expenses) (2)	(21,976)	—	(21,316)	(1,410)
	(21,976)	—	(21,316)	(15,913)

(1)   Refers to the amortization of goodwill related to the acquired companies (see note 12).  From 01.01.09 no more capitalization under this heading is allowed and existing expenses are submitted to the impairment test.

(2)   The amount of other income (expenses) relates to, substantially, cost of some idleness, the amounts of the property, plans and equipments’ write off due to obsolescence, depreciation of fixed assets that are not being used in the production process and provisions of indemnity insurance.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

25.       STATEMENT OF VALUE ADDED

	Parent Company		Consolidated
	03.31.09	03.31.08	03.31.09	03.31.08
1 - Revenues	1,473,727	—	2,873,910	2,722,042
Sales of goods and products	1,498,617	—	2,899,874	2,727,631
Other income	(22,342)	—	(21,282)	(6,489)
Allowance for doubtful accounts — (Reversal / Provision)	(2,548)	—	(4,682)	900
2 - Raw materials acquired from third parties	(1,057,415)	(790)	(2,060,537)	(1,912,521)
Costs of products and goods sold	(861,340)	—	(1,652,335)	(1,563,027)
Materials, energy, services of third parties and others	(168,050)	(790)	(410,918)	(345,786)
Losses of assets values	(28,025)	—	2,716	(3,708)
3 - GROSS VALUE ADDED (1-2)	416,312	(790)	813,373	809,521
4 - RETENTIONS (DEPRECIATION, AMORTIZATION AND DEPLETION)	(53,605)	—	(119,788)	(107,786)
5 - NET VALUE ADDED (3-4)	362,707	(790)	693,585	701,735
6 - RECEIVED FROM THIRD PARTIES	(313,930)	56,664	2,008	96,720
Results of equity investments	(283,508)	43,436	—	—
Financial income	(30,788)	13,228	2,042	96,672
Other operating income	366	—	(34)	48

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	48,777	55,874	695,593	798,455

8 - DISTRIBUTION OF VALUE ADDED:	48,777	55,874	695,593	798,455
Payroll	147,253	830	330,325	296,320
Salaries	120,362	778	269,680	240,149
Benefits	18,419	—	43,203	40,829
F.G.T.S	8,472	52	17,442	15,342
Taxes and contribution	162,462	4,213	472,659	305,051
Federal	71,513	4,181	320,973	164,414
State	89,917	—	149,682	138,363
Municipal	1,032	32	2,004	2,274
Capital Remuneration from third parties	(19,800)	(184)	118,424	145,966
Interests	(26,366)	(184)	102,358	130,023
Rents	6,566	—	16,066	15,943
Owned capital remuneration (dividends and interest on shareholders’ equity)	(241,138)	51,015	(225,815)	51,118
Retained earnings / Accrued loss	(241,138)	51,015	(225,966)	51,009
Non-controlling shareholders’ participation	—	—	151	109

x-x-x-x-x-x-x-x-x

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Manoel Cordeiro Silva Filho
João Vinícius Prianti
Décio da Silva
Rami Naum Goldfajn
Luís Carlos Fernandes Afonso

FISCAL COUNCIL

Chairman and Financial Expert	Attílio Guaspari
Osvaldo Roberto Nieto
Jorge Kalache Filho

EXECUTIVE BOARD

Chief Executive Officer and Perdigão Business Director	José Antonio do Prado Fay
Business Development Director	Nelson Vas Hacklauer
Chief Financial Officer and Investor Relations Director	Leopoldo Viriato Saboya
Chief Operating Officer	Nilvo Mittanck
Technology Director	Luiz Adalberto Stábile Benicio
Perdix Business Director	Antonio Augusto de Toni
Human Resources Director	Giberto Antonio Orsato
Batavo Business Director	Wlademir Paravisi

Itacir  Francisco Piccoli

Controller

Marcos Roberto Badollato

Accountant – CRC – 1SP219369/O-4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.		01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Management Report

1st quarter 2009

Perdigão continued to absorb its new acquisitions during the quarter, completing the consolidation of information technology systems - the SAP system being extended to incorporate Eleva’s operations (meats and dairy products). This will translate into important gains in distribution and logistics synergies through the improvement in procedures and integration of product lines and customer base. In addition, benefits will also accrue to administrative and operational processes, to be centralized at Perdigão Services Center - CSP.

Gross sales for the quarter were R$ 3.0 billion, a growth of 6.6%, business being driven particularly by the domestic market. The Company’s objective here was to prioritize improved margins even when detrimental to sales volume, and ameliorate the adversities of the period. EBITDA reached R$ 117.8 million, representing an EBITDA margin of 4.5%. Perdigão reported a net loss of R$ 226.0 million, equivalent to a negative net margin of 8.7%. Factoring out a tax loss carried forward and inherited from the incorporation of a subsidiary, the Company would have recorded a net loss of R$ 94 million.

We ended the quarter, a tumultuous one for our businesses, set against a background of volatility in the international markets, the principal factors contributing to Perdgião’s weaker margins during this period being: (i) an abrupt decline in export prices; (ii) oversupply in the domestic market due to the reallocation of products originally destined for export; (iii) higher production costs — both due to their formation as well as adjustments in production in view of reduced export volume; (iv) increased commercial expenses due to higher inventory levels; (v) adjustments to present value resulting from the implementation of the requirements under Law 11,638; and (vi) recognition of the tax loss following the incorporation of a company subsidiary.

As for the outlook for 2009, we believe that despite a difficult global economy, Perdigão is operating in a defensive sector and consist of good of primary necessity. Our global reach and diversified food product portfolio inspires confidence in a gradual recovery in our performance over the coming quarters, including a gain in market share thanks to a sound financial structure. We will continue to identify areas where we can reduce costs and capture synergies in tandem with the further implementation of our go-to-market (Terra Nova) project. The latter is especially focused on a new commercial model with its strategic focus on the customer, and maximization of the force of our business diversification, our brands and our supply chain.

(The variations mentioned in this report are comparisons between the 1st quarter 2009 and the 1st  quarter 2008, except where otherwise stated).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Indicators

1st Quarter 2009

Breakdown of Sales

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Results

R$ Million

HIGHLIGHTS	1Q09	1Q08	% Ch.
Gross Sales	3,035	2,847	6.6%
Domestic Market	1,887	1,743	8.3%
Exports	1,148	1,104	4.0%
Net Sales	2,603	2,462	5.7%
Gross Profit	535	536	(0.3)%
Gross Margin	20.6%	21.8%	—
EBIT	4	91	(95.5)%
Net Income	(226)	51	—
Adjusted Net Income	(94)	51	—
Adjusted Net Margin	(3.6)%	2.1%	—
EBITDA	118	186	(36.8)%
EBITDA Margin	4.5%	7.6%	—
Earnings per Share*	(1.09)	0.25	—

* Consolidated earnings per share (in Reais), excluding treasury shares

EBITDA

R$ Million

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sectorial performance

During the quarter, the accentuated decrease in international credit lines and the repatriation of investments drained the global market of liquidity, drastically affecting purchasing volumes from importing countries where many customers were already carrying high levels of inventory. Consequently, global trade was disrupted and inventory ballooned at producers, triggering an accentuated decline in export prices. However, this scenario is gradually changing as international liquidity normalizes. Since March prices have shown signs of recovery, sustained by consumption, which has returned to almost pre-crisis levels in the leading markets.

On the domestic front, producers facing the difficulties of an inclement business environment and rising inventory, sought to generate cash to meet financial commitments by slashing product prices. Meanwhile, the consumer with confidence levels shaken, chose to remain on the sidelines and reduce expenditures in the face of economic uncertainty.

However, there are already signs of first quarter difficulties moderating with the relative stabilization of economic activity - a fact borne out by April’s improved corporate and consumer confidence levels published by the Fundação Getúlio Vargas - FGV.

Exports — In the first quarter, export volume of chicken meat fell 4%, while pork sales to the overseas markets reported an increase of 21%. On the other hand, beef exports posted a decline of 17%. Slackening demand and oversupply translated into greater bargaining power on the part of the importer during the crisis resulting in a sharp fall in prices - by 17.9% and 14.2% in the case of poultry and pork respectively and 10.9% for beef.

Domestic Consumption — In spite of unemployment rates rising to 8.5% in February 2009, the effect of higher real incomes of the order of 4.6% in the quarter had a greater impact on consumption. This, together with government policies to boost economic activity, had a positive influence on retail sales.

Raw Materials — With high existing inventory levels, average corn prices in Brazil fell 20.1%. On the other hand, average soybean prices increased 2.1%, the latter reflecting lower worldwide production and inventory. In-natura milk prices paid to the producer at the farm gate were 15.7% down. All average prices are comparisons with the first quarter 2008.

Perspectives — April’s statistics show export volume increasing. The Brazilian Chicken Producers and Exporters (ABEF) and the Brazilian Pork Industry and Export Association (ABIPECS) are forecasting a 2.2% increase in Brazilian exports of chicken meat and 3.9% in pork, respectively for 2009. Influenza “A” is likely to cause a short-term impact on pork consumption, although the announcement that transmission of the disease is not through the eating of pork meat could be positive for Brazil. Unemployment rates are expected to stabilize at between 9% and 9.5% of the economically active population. Consumption is being stimulated through increased real incomes and government stimulus measures (reduction in the IPI excise tax).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Mirassol D’Oeste - MT

The Company prioritized investments at the Bom Conselho (PE) and Três de Maio (RS), sites where construction is in progress. Capital expenditures were also dedicated to general improvements and for essential maintenance. Total investments in the quarter amounted to R$ 119.7 million, a value that already takes into account reductions initially envisaged for the year in view of the global downturn. Estimated investment in capex for 2009 is R$ 450 million. A further R$ 46.2 million was spent on replacing flocks and increasing production poultry/hog breeder stock, 5% less than the same quarter last year.

Investments

R$ 119.7 million (94% lower)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Performance

Production

During the first quarter 2009, with the continued liquidation in importer inventory, begun late in the previous year, the Company announced a reduction of 20% in meat output for export, including the use of technical stoppages and vacation shutdowns to achieve this end. However, while these measures will reduce the need for working capital in the coming months, this strategy produced a spike in costs during the period.

In line with this policy, production statistics reveal a 14.8% cut in poultry slaughter although hog/beef cattle slaughter was up by 9.9%. Meat output as a whole recorded a fall of 10.4%.

Production

	1Q09	1Q08	% Ch.
Poultry Slaughter (million heads)	181.5	213.1	(15)%
Hog/ Cattle Slaughter (thousand heads)	1,211.0	1,101.9	10%
Production (thousand tons)
Meats	443.8	495.5	(10)%
Dairy Products	263.1	284.7	(8)%
Other Processed Products	30.3	23.8	27%
Feed and Premix (thousand tons)	1,143.6	1,291.0	(11)%
One-day Chicks (milion units)	172.0	220.2	(22)%

On March 21 2009, there was a fire of moderate proportions at the industrial installations at Rio Verde, state of Goiás, damage at the distribution center adjacent to the complex being the most serious. Perdigão’s just-in-time process was able to respond to the greater demand made on it, finished products immediately being transferred to ports, customers and third party warehouses, the loss of storage space thus being successfully compensated.

Supplies to domestic and overseas customers from this plant were in no way affected, production at other plants being ramped up to cover the additional demand.

The Rio Verde Agroindustrial Complex is covered by insurance policies including insurance for loss of profits. The Company awaits the corresponding reimbursement for the damage at the installations from the insurance companies.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Domestic Market

Domestic market business reported gross sales of R$ 1.9 billion, 8.3% up on the first quarter 2008, boosted by volume growth of 22.7%. Operating margins for Perdigão’s two leading activities — meats and dairy products — both reported improvement.

Sales — Domestic Market

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	1Q09	1Q08	% Ch.	1Q09	1Q08	% Ch.
Meats	182.5	196.2	(7.0)	995.2	908.6	9.5
In Natura	38.6	41.6	(7.3)	159.7	155.0	3.1
Poultry	31.0	31.9	(2.8)	119.4	114.4	4.3
Pork/Beef	7.5	9.6	(22.2)	40.3	40.5	(0.4)
Elaborated/Processed (meats)	144.0	154.6	(6.9)	835.5	753.6	10.9
Dairy Products	250.8	226.0	11.0	613.9	597.7	2.7
Milk	200.6	166.6	20.4	389.1	339.0	14.8
Dairy Products/Juice/Others	50.2	59.3	(15.4)	224.7	258.7	(13.1)
Other Processed	26.1	25.4	3.0	151.5	139.9	8.3
Soybean Products/ Others	152.9	51.4	197.4	126.6	96.5	31.2
Total	612.4	499.0	22.7	1,887.2	1,742.8	8.3
Processed	220.4	239.4	(7.9)	1,211.7	1,152.2	5.2
% Total Sales	36.0	48.0		64.2	66.1

Meats — Sales revenue increased 9.5% on 7% lower volume. Average prices were 16.4% higher to offset the average year on year cost increase of 14.9%. We took the strategic decision to accelerate the process of reducing in-natura product volumes (poultry/pork) to the domestic market — the relative share of this business having increased following the consolidation of Eleva in 2008 -  the result being a fall of 7.3% by volume and a 3.1% rise in sales revenue. The main profit driver was processed products which reported a growth of 10.9% in sales on an average price hike of 17.5%, offsetting costs 14% higher.

Dairy products — Margins were restored to a level of performance in line with forecasts, thanks to the restoration a balance in the supply and demand equation this year, especially with respect to the fluid milk product.  Sales rose 2.7% on volumes that were 11.0% higher. Average prices were 7.8% down against average costs that fell 4.8%. Perdigão reported an increase in volume of 20.4% in milk products, including fluid milks and powdered milk. Processed dairy products recorded a decline of 15.4%.

Other processed products — Other processed products sales registered increases in sales and volume by 8.3% and 3%, respectively and are of growing domestic market importance due to the added value impact on results. Other processed products contemplate pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, among others.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

During the quarter, processed products including meats, dairy products and others represented 64.2% of domestic market sales. We are intensifying growth in these segments with a view to improving returns and upgrading our brand penetration in the Brazilian market.

Market Share - %

By Volume

Source: AC Nielsen — AC. 2009

Marketing — Marketing initiatives have been intensified through the introduction of a range of innovations designed to strengthen the Company’s brand names and to leverage sales, particularly in the processed products area. Currently-running publicity campaigns to reinforce the heart brand (Perdigão — Pizzas and Pastas) have included new packaging, the promotion of ecologically correct bags as well as the use of traditional media vehicles. Campaigns were also run for the following brand names: Ouro (bologna sausage), Doriana (margarines) and Confiança (principal brand name on industrialized products sold in the Northeast).

In the context of new product launches, some product portfolio changes were made to the Batavo (dairy products and meats) and Pense Light brands. Batavo also signed a sponsorship agreement with Corinthians Soccer Club (one of São Paulo’s premier football teams) and organized the Batavinho race (infant-juvenile age group), in São Paulo.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Distribution Channels

In Sales Revenue

Exports

Export revenue was R$1.1 billion, a growth of 4% in the quarter compared with the same period in 2008. This was achieved despite the strong pressure on the international market, with a year on year average price reduction of 22.4% in US dollars-FOB (Free on Board) and a 22.8% decrease when compared with average prices for the fourth quarter 2008.

Meats — The international crisis forced a reduction in inventory both at the importer and retail levels, in turn provoking a decline in demand for Brazilian imports. As a result, Perdigão revised its planned production volume destined for export by 20% in the first quarter. However, weaker demand saw greater accumulated stock volume on Brazilian supermarket shelves, thus further accentuating the declining price trend on the international market.

In spite of this scenario, meat volume increased 5.1% and export revenue by 6.3%. However, 0.5% higher average domestic prices in Reais due to the currency translation effect which builds in the sharp fall in average prices in dollars already mentioned above, were not sufficient to offset average cost pressures 5.6% up in the quarter. The Company thus reported decrease in margins on its exports.

Perdigão was also obliged to provide additional discounts to customers in order to support the rapidly changing business scenario. In-natura meat products rose 9.7% and 7.5%, respectively in revenue and volumes. On the other hand demand for processed products recorded a decline of 4.1% in revenues and 6.8% in volumes, principally a reflection of slower European demand for turkey-based products.

Dairy products — Shipped volume of dairy products slumped 70.2% in volume and 77.6% in revenues. This was due to a significant reduction in average prices — 24.7% less than 2008 against an average 2.2% increase in costs. Again the international crisis was largely to blame for this impact, as well as higher level of inventories in New Zealand caused by the increase production in this country.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales - Export Markets

	THOUSAND TONS			R$ MILLION
EXPORT MARKET	1Q09	1Q08	% Ch.	1Q09	1Q08	% Ch.
Meats	276.1	262.7	5.1	1,140.6	1,072.5	6.3
In Natura	235.1	218.7	7.5	893.0	814.3	9.7
Poultry	199.8	187.1	6.8	712.7	660.6	7.9
Pork/Beef	35.3	31.6	11.6	180.3	153.7	17.3
Elaborated/Processed (meats)	41.1	44.1	(6.8)	247.6	258.2	(4.1)
Dairy Products	1.2	4.0	(70.2)	6.8	30.3	(77.6)
Milk	0.8	2.9	(72.4)	4.5	22.7	(80.2)
Dairy Products	0.4	1.1	(64.2)	2.3	7.6	(69.9)
Other Processed	0.2	0.3	(45.5)	1.0	1.2	(17.6)
Total	277.5	267.1	3.9	1,148.3	1,104.0	4.0
Processed	41.6	45.5	(8.4)	250.8	267.0	(6.1)
% Total Sales	15.0	17.0		21.8	24.2

Perdigão reported the following performance in its leading overseas markets:

•                  Europe — Export revenue decreased 10.1% while volumes were down 6.5%. Demand and volume pressures strongly impacted sales to this market.

•                  Middle East — This market continued to post the most buoyant demand, reporting an increase of 17.7% in volume. In spite of a decline in average prices, revenues were 12.3% higher.

•                  Far East — The drop of 6.7% in volumes still translated into a 4.8% improvement in sales due to the gradual recovery in prices recorded during the year.

•                  Eurasia — Both revenue and volumes were down by 8.6% and 0.6%, respectively, a reflection of the economic downturn, principally in Russia, due to the reduction of quotas to Brazil.

•                  Africa, the Americas and Other Countries — Growth in these markets was 26.3% in export revenue and 5.5% in volume, business being particularly strong from African countries and Venezuela.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Exports by Region

 (% net revenue)

Economic and Financial Performance

Net Sales — First quarter net sales were R$ 2.6 billion, 5.7% higher than the first quarter of 2008 and reflecting the affects of sharper discounting to the consumer, particularly in the domestic market.

Domestic net sales represented 57% of the total, this market reporting a growth of 8.2% on sales of R$ 1.5 billion. Exports accounted for a diminished share of the Company’s business at 43% of total net sales, registering a growth of 2.7% on a R$ 1.1 billion first quarter revenues.

 Breakdown of Net Sales (%)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Cost of Sales — Cost of sales was R$ 2.0 billion, a rise of 7.4%, a faster rate of increase than net sales, thus squeezing margins and representing 79.4% of net sales against 78.2% in 2008 (an increase of 120 basis points).

Narrower margins were largely due to: (i) the gradual increase in items contributing to cost formation during 2008, notably such items as packaging and freight; (ii) a 20% cut in production (destined for the export market), generating cost impacts on the productive chain and a reduction in utilized capacity due to technical stoppages and (iii) the partial re-allocation of production from the Rio Verde unit to other industrial plants following the fire at the complex.

Gross Profit and Gross Margin — Gross profit for the quarter was down 0.3% at R$ 535.1 million against R$ 536.4 million in the first quarter 2008 due to narrower margins. Gross margin was 20.6% against 21.8% for the same period in the previous year.

Operating Expenses — In a quarter when the Company was still in the process of adjusting production to demand, operating expenses in the form of inventory overheads also contributed to the squeeze on margins. At R$ 531.0 million, operating expenses rose 19.2%, representing 20.4% of net sales against 18.1% in the first quarter of 2008, a 230 basis points increase.

Commercial expenses increased 21.8%. Higher variable expenses with warehousing and distribution also rose, further exacerbated by the transfer of products from Rio Verde to other Distribution Centers due to the fire and the investments in marketing campaigns.

A 4.2% decrease in administrative expenses in the quarter helped offset this weaker performance thanks to efforts to reduce expenses and integrate processes.

Operating Income and Operating Margin — Operating income before financial expenses was R$ 4 million, equivalent to a 0.2% operating margin against 3.7% in 2008. The 95.5% year on year decline was largely due to the impact of the world economic crisis on exports and increased production costs and commercial expenses as explained above.

Financial Results — Net debt increased 56% compared to the first quarter 2008, principally due to the need to reinforce working capital for the Company’s business activities — the economic downturn having an adverse effect on cash generation - and to support investments during the period.

In the light of these factors, and due to adjustment in present value with the implementation of Law 11.638 and discounting on sales during the period, net financial expenses increased from R$ 34.5 million to R$ 100.3 million — 190.5% higher, rising from 1.4% of net sales to 3.9% (250 basis points higher).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Debt

	ON 03/31/09		ON 03/31/08
DEBT	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.
Local Currency	605	660	1,264	761	66
Foreing Currency	1,199	2,942	4,141	2,501	66
Gross Debt	1,804	3,602	5,406	3,262	66
Cash Investments
Local Currency	775	—	775	618	25
Foreing Currency	1,029	—	1,029	333	209
Total Cash Investments	1,803	—	1,803	951	90
Net Accounting Debt	1	3,602	3,602	2,310	56
Exchange Rate Exposure - US$ Million			(672)	(752)	(11)

Other Operating Results — Increased of 34% refers to the cost of idleness and amounts of the property, plans and equipments’ write off due to obsolescence and provisions of indemnity insurance.

Income Tax and Social Contribution — A total of R$ 132 million of tax losses carried forwarded on the balance sheet of Perdigão Agroindustrial S.A. was recognized by the Company with the incorporation of the subsidiary on February 28 2009. Thus, the income tax and social contribution item reported a negative R$ 108.3 million against a positive R$ 15.0 million booked to the first quarter in 2008. However, this tax loss, although significant, is compensated by the capture of synergies resulting from the incorporation of the subsidiary into the holding company, thus rationalizing a series of processes and controls and enhancing tax efficiencies arising from an improvement in financial equilibrium.

Net Result and Net Margin — Perdigão reported a net loss of R$ 226.0 million in the quarter as opposed to a net income of R$ 51 million. This again reflects poorly performing markets, narrower margins due to increased costs and commercial and financial overheads as well as the recognition of tax losses with the incorporation of the Company’s subsidiary. Ignoring this latter effect, the net result would have been a loss of R$ 94 million.

EBITDA — Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 117.8 million, 36.8% lower year on year. This is equivalent to an EBITDA margin of 4.5% against 7.6% in the same period 2008. Despite management efforts to offset the worst impacts of the international scenario, company results were significantly affected by the adversities of the business environment. However, we expected to see a gradual recovery in our margins and results as from the second quarter.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Breakdown of EBITDA

EBITDA - R$ Million	1Q09	1Q08	% Ch.
Net Income	(226.0)	51.0	—
Non Controlling Shareholders	0.2	0.1	38.5
Employees / Management Profit Sharing	—	4.5	—
Income Tax and Social Contribution	108.3	(15.0)	—
Other Operating Result	15.3	3.5	335.4
Net Financial	100.3	34.5	190.5
Depreciation, Amortization and Depletion	119.8	107.8	11.1
= EBITDA	117.8	186.4	(36.8)

Shareholders’ Equity — The Shareholders’ Equity was R$ 3.9 billion against R$ 4.2 billion on March 31 2008, 8.1% down on the previous year.

Stock Market

Average daily trading volume on the São Paulo stock exchange - BM&FBovespa and the New York Stock Exchange — NYSE was US$12.2 million in the quarter against US$23.4 million in the first quarter of 2008. This reflects reduced capital markets liquidity and the returns from Perdigão’s businesses during the period.

Performance

PRGA 3	1Q09	1Q08
Share price - R$*	28.75	40.25
Traded Shares (Volume) - Millions	36.3	52.6
Performance	(3.3)%	(9.1)%
Bovespa Index	9.0%	(4.6)%
IGC (Brazil Corp. Gov. Index)	4.9%	(10.1)%
ISE (Corp. Sustainability Index)	0.3%	(10.5)%

PDA	1Q09	1Q08
Share price - US$*	24.81	45.53
Traded Shares (Volume) - Millions	10.2	7.2
Performance	(6.0)%	(7.5)%
Dow Jones Index	(13.3)%	(7.6)%

* Closing Price

The Company’s shares accounted for 34% of the Brazilian food sector’s transactions conducted on the BM&FBovespa in the quarter and 70% of the sector’s ADR trading on the NYSE. The Company’s equities reported the best liquidity among domestic companies making up the sector.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Social Balance

As at March 31 2009, the Company’s labor force stood at 57.4 thousand, 2.8% higher year on year. During the quarter, Perdigão invested R$45.6 million — 10.7% more than the same period 2008 in nutrition, the private pension plan, education, skills upgrading and training, transportation and other benefits contributing to employee well being,  quality of life and professional  development. Environmental investments amounted to R$ 9.3 million, 18.9 down on investments for the same period in 2008.

Indicators

Main Indicators	1Q09	1Q08	% Ch.

Number of Employees	57,409	55,844	2.8
Net Sales per Employee/Year - R$ Thousand	181.4	176.3	2.9
Productivity per Employee (tons/year)	51.6	57.7	(10.6)

Added Value

R$ 695.6 million — 12.9% lower

Added Value Distribution	1Q09	1Q08
Human Resources	330.3	296.3
Taxes	472.7	305.1
Interest	118.4	146.0
Retention	(226.0)	51.0
Minority Interest	0.2	0.1
Total	695.6	798.5

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Corporate Governance

Highlights — Perdigão  was a winner of the IR Awards -  Best Corporate Governance category as the best company in corporate governance for the food and retail sector in the international market.

Difused Control — Equal Rights

at March 31, 2009

Capital Stock — R$ 3.4 billion

Nr. of Shares — 206,958,103

Announcement to the Market — On April 24, 2009, Perdigão S.A. announced that discussions had been reinitiated with Sadia S.A. with a view to the feasibility of an association between the two companies.

The Company further announced that no document of a legal nature had been signed preliminary to this new round of discussions. It also stated that no timeframe had been set for concluding discussions and that such should not be understood by the market as representing any kind of commitment on the part of the Company. in relation to the finalization of the association between the companies. The Company will make an appropriate and immediate announcement to the market on any definitive fact arising out of these discussions.

Risk Management - Perdigão adopts management practices for minimizing the risks to which it is exposed. Among the principal risks are those of an operational order: markets in which the Company operates, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 17 of the Financial Statements.

Novo Mercado — Perdigão signed up to the BM&FBovespa’s Novo Mercado (New Market) on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the Bylaws and regulations.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - PERDIGÃO S.A.	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

Outlook

Recovery in demand in the principal export markets, principally the Middle East and Far East, combined with improvements in domestic economic indicators should feed through to a gradual improvement in the Company’s margins as from the second quarter 2009.

Other important factors can be expected to influence and contribute to corporate performance, the most notable being: the capture of forecasted synergies through the full integration of commercial and administrative processes, concluded in this first quarter. Business should also be boosted with the implementation of the New Commercial Model Project — Terra Nova, its strategic focus on the customer, the maximizing of the firepower of our business portfolio, our brands and our distribution network.

While 2009 is of necessity a year of adaptation to the collapse in international markets, triggered by the weakness in the US economy, we believe that the Company should move forward with its strategic vision of sustained long-term growth, management and minimizing the risks of the business and focused on a recovery in returns.

São Paulo, May 2009

Nildemar Secches	José Antônio do Prado Fay
Chairman of the Board of Directors	Chief Executive Officer

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

12.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUATER

Attachment — I

PERDIGÃO S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET	03.31.2009	12.31.2008

ASSETS	10,892.8	11,219.5
CURRENT ASSETS	5,659.0	5,985.1
NONCURRENT ASSETS	5,233.8	5,234.4
Long Term Assets	625.2	597.1
Investments	1.0	1.0
Property, Plant and Equipment	2,899.3	2,918.5
Intangible	1,544.7	1,545.7
Deferred Charges	163.6	172.1
LIABILITIES AND SHAREHOLDERS’ EQUITY	10,892.8	11,219.5
CURRENT LIABILITIES	3,122.0	3,080.9
LONG TERM LIABILITIES	3,890.9	4,027.4
NON CONTROLLING SHAREHOLDERS	0.8	0.7
SHAREHOLDERS’ EQUITY	3,879.1	4,110.6
Capital Stock Restated	3,445.0	3,445.0
Reserves	730.7	703.7
Acumulated Results	(296.7)	(38.1)

INCOME STATEMENT	1Q09	1Q08	% Ch.
GROSS SALES	3,035.5	2,846.7	6.6%
Domestic Sales	1,887.2	1,742.7	8.3%
Exports	1,148.3	1,104.0	4.0%
Sales Deductions	(432.4)	(385.0)	12.3%
NET SALES	2,603.0	2,461.7	5.7%
Cost of Sales	(2,068.0)	(1,925.3)	7.4%
GROSS PROFIT	535.1	536.4	(0.3)%
Operating Expenses	(531.0)	(445.5)	19.2%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	4.1	91.0	(95.5)%
Financial Expenses, net	(100.3)	(34.5)	190.5%
Other Operating Results	(21.3)	(15.9)	34.0%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	(117.5)	40.6	—
Income Tax and Social Contribution	(108.3)	15.0	—
Employees / Management Profit Sharing	—	(4.5)	—
Non Controlling Shareholders	(0.2)	(0.1)	38.5%
NET INCOME	(226.0)	51.0	—
EBITDA	117.8	186.4	(36.8)%

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

12.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUATER

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

09.01 — INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAX PAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5-% CAPITAL	6-% INVESTOR NET EQUITY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO TRADING S.A.	04.688.823/0001-02	Private Subsidiary	100.00	-0.01
COMMERCIAL, INDUSTRIAL AND OTHERS			100,000		0

02	PSA PARTICIPAÇÕES LTDA	08.519.312/0001-18	Private Subsidiary	100.00	0.07
COMMERCIAL, INDUSTRIAL AND OTHERS			100		10

03	PDF PARTICIPAÇÕES LTDA	08.747.353/0001-61	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			1,000		10

04	UP ALIMENTOS LTDA	08.432.089/0001-77	Private Subsidiary	50.00	0.19
COMMERCIAL, INDUSTRIAL AND OTHERS			1,000		0

05	AVIPAL NORDESTE S.A.	01.573.181/0001-08	Private Subsidiary	100.00	0.50
COMMERCIAL, INDUSTRIAL AND OTHERS			66,075,100		0

06	AVIPAL S.A. ALIMENTOS	91.399.972/0001-56	Private Subsidiary	100.00	0.61
COMMERCIAL, INDUSTRIAL AND OTHERS			10,177,028		0

07	AVIPAL CENTRO OESTE S.A.	05.449.127/0001-06	Private Subsidiary	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHERS			7,465,073		0

08	AVIPAL S.A. CONSTRUTORA E INCORP.	91.399.956/0001-63	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			445,362		0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.		01.838.723/0001-27

09.01 — INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

09	ESTABLEC. LEVINO ZACCARDI Y CIA S.A	Private Subsidiary	90.00	-0,03
COMMERCIAL, INDUSTRIAL AND OTHERS		1,800,000		0

10	CROSSBAN HOLDING GMBH	Private Subsidiary	100.00	23.42
COMMERCIAL, INDUSTRIAL AND OTHERS		35,000		0

11	PERDIGÃO EXPORT LTDA	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10,000		10,000

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

16.01 — OTHER RELEVANT INFORMATION

i) Shareholders’ composition of main shareholders, management and fiscal council on 03.31.09 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	74,303,777	35.90
Management:
Board of directors/executive officers	332,707	0.16
Fiscal Council	—	—
Treasury shares	430,485	0.21
Other shareholders	131,891,134	63.73
	206,958,103	100.00
Shares outstanding	131,891,134	63.73

(*) Shareholders’ that take part of Voting Agreement.

ii) Shareholders’ composition of main shareholders, management and fiscal council on 03.31.08 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	79,352,377	38.34
Management:
Board of directors/executive officers	332,873	0.16
Fiscal Council	—	0.00
Treasury shares	430,485	0.21
Other shareholders	126,842,368	61.29
	206,958,103	100.00
Shares outstanding	126,842,368	61.29

(*) Shareholders that take part of Voting Agreement.

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BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

16.01 — OTHER RELEVANT INFORMATION

iii) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of March 31, 2009, is as follows:

Shareholders	Common shares	%
PREVI — Caixa Prev. Func. Bco Brasil (1)	29,305,261	14.16
PETROS — Fund. Petrobrás Seg. Soc. (1)	24,924,263	12.04
Fundo Bird (2)	15,015,867	7.26
Fund. Telebrás Seg. Social — SISTEL (1)	8,284,932	4.00
VALIA — Fund. Vale do Rio Doce (1)	7,695,352	3.72
FPRV1 Sabiá FI Multimercado Previd. (Ex. Fund. Inv. Tit. V M Librium) (3)	2,286,562	1.10
REAL GRANDEZA Fundação de A.P.A.S (1)	1,807,407	0.87
	89,319,644	43.16
Outros	117,638,459	56.84
	206,958,103	100.00

(1)	The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.
(2)	Is not part to the Voting Agreement. Belongs to the Shan Ban Shun Family.
(3)	Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES — FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

iv) Shareholders’ composition of main shareholders, management and fiscal council on 03.31.09 - UNAUDITED:

Shareholders	Common shares	%
a) Controlling shareholders	74,303,777	35.90
b) Executive officers and Fiscal Council	332,707	0.16
b.1) Executive Officers and Fiscal Council

Shareholders	Common shares	%
Board of Directors — Direct participation	332,384	0.16
Executive Officers	323	0
Fiscal Council	—	—

v) Free Float shares — UNAUDITED:

On 03.31.09 there were 126,842,368 common shares outstanding (free-floating), 61.29% of total issued.

vi) Compromissory Clause:

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
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01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

20.01 — INDEPENDENT AUDITOR’S REVIEW REPORT

Independent accountant’s review report

(a free translation from the original in Portuguese)

To the Board of Directors and Shareholders of

Perdigão S.A.

São Paulo - SP

1.              We have reviewed the Quarterly Financial Information of Perdigão S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2009, comprising the balance sheet, the statements of income, of changes in shareholders’ equity, of cash flows, of added value, explanatory notes and the management report, which are the responsibility of its management.

2.              Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.              Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred above, in order to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including CVM Instruction no. 469/08.

4.              As mentioned in note 2, the accounting practices adopted in Brazil changed during 2008 and the effects of the first time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of 2008 and incorporated into the annual financial statements as of December 31, 2008. The statements of income, of changes in shareholders’ equity, of cash flows and of added value, for the quarter ended March 31, 2008, presented in conjunction with the current quarterly information, are not being restated for comparison purposes, as permitted by Circular Notice /CVM/SNC/SEP no. 02/2009.

May 15, 2009

KPMG Auditores Independentes

CRC 2SP014428/O-6

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

20.01 — INDEPENDENT AUDITOR’S REVIEW REPORT

Original in Portuguese signed by:	Original in Portuguese signed
by:

José Luiz Ribeiro de Carvalho	Charles Krieck
Contador CRC 1SP141128/O-2	Contador CRC 1SP212272/O-2